Form 20-F
Next.e.GO N.V.
filed 2023-10-25
CIK 1942808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report October 19, 2023

Commission File No. 001-41843

Next.e.GO N.V.

(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

c/o Next.e.GO Mobile SE
Lilienthalstraße 1
52068 Aachen, Germany
Tel: +49 (241) 510 30 100
(Address of principal executive offices)

Eelco van der Leij
c/o Next.e.GO Mobile SE
Lilienthalstraße 1
52068 Aachen, Germany
Tel: +49 (241) 510 30 100
eelco.van-der-leij@e-go-mobile.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Ordinary shares, nominal value €0.12 per share	EGOX	The Nasdaq Global Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On October 25, 2023, the issuer had 93,316,318 ordinary shares, nominal value €0.12 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

i

EXPLANATORY NOTE

On October 19, 2023 (the “Closing Date”), Next.e.GO N.V. (f/k/a Next.e.GO B.V.), a Dutch public limited company (“Next.e.GO” or “TopCo”) closed the previously announced business combination pursuant to a business combination agreement, dated as of July 28, 2022 (the “Business Combination Agreement”), by and among Athena Consumer Acquisition Corp. (“Athena”), Next.e.GO Mobile SE (“e.GO”), Next.e.GO, and Time is Now Merger Sub, Inc. (“Merger Sub”), as amended by the first amendment to Business Combination Agreement dated September 29, 2022, the second amendment to Business Combination Agreement dated June 29, 2023, the third amendment to Business Combination Agreement dated July 18, 2023, the fourth amendment to Business Combination Agreement dated August 25, 2023, the fifth amendment to Business Combination Agreement dated September 8, 2023 and the sixth amendment to Business Combination Agreement dated September 11, 2023 (the “Business Combination”). On the Closing Date, several transactions were completed pursuant to the Business Combination Agreement, including:

●	e.GO issued to the holders of e.GO’s equity securities (the “e.GO Shareholders”) an aggregate of 49,019,608 newly issued ordinary shares, plus 30,000,000 shares, 20,000,000 of which are unvested and subject to an earn-out over a certain period, while 10,000,000 shares vested immediately as of the closing of the business combination (the “Closing”) and are subject to a 12-month lock-up (such 30,000,000 shares, the “Earn-Out Shares”), in exchange for the contribution by the e.GO Shareholders of all of the paid up no-par value shares (Stückaktien) shares of e.GO to Next.e.GO;

●	Next.e.GO changed its legal form from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap);

●	Merger Sub merged with and into Athena, with Athena as the surviving company in the Business Combination (the “Surviving Company”) and, after giving effect to the merger, becoming a direct, wholly-owned subsidiary of Next.e.GO;

●	each share of Athena Class A common stock was converted into one share of common stock, with a par value of $0.0001 per share, of the Surviving Company (the “Surviving Company Common Stock”);

●	immediately thereafter, each of the resulting shares of Surviving Company Common Stock were automatically exchanged for one Next.e.GO Share; and

●	in connection therewith, each outstanding warrant to purchase one share of Athena Class A common stock at the price of $11.50 per share (the “Athena Warrant”), was automatically cancelled and exchanged for 0.175 shares in Next.e.GO per Athena Warrant, with any fractional entitlement being rounded down.

Prior to the Business Combination, Next.e.GO did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of Merger Sub. Upon the closing of the Business Combination, Next.e.GO became the direct parent of e.GO, a Germany-based manufacturer of battery electric vehicles.

Next.e.GO’s ordinary shares are currently listed on Nasdaq under the symbol “EGOX.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “TopCo” or the “Company” refer to Next.e.GO N.V., a Dutch public limited liability company (naamloze vennotschap), and its consolidated subsidiaries.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Report, including the description of the transactions, agreements and other information contained herein and the exhibits hereto, as well as information incorporated by reference herein (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of Next.e.GO following the Business Combination, future opportunities for Next.e.GO, future planned products and services, business strategy and plans, objectives of management for future operations of Next.e.GO, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Next.e.GO’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Next.e.GO, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Next.e.GO. These statements are subject to a number of risks and uncertainties regarding Athena’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the outcome of any legal proceedings that may be instituted against Athena and e.GO following the announcement of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including difficulty in integrating the businesses of Athena and e.GO; the risk that the Business Combination disrupts current plans and operations the ability of Next.e.GO to grow and manage growth profitably and retain its key employees including its executive team; costs related to the Business Combination; the overall level of demand for Next.e.GO’s services; general economic conditions and other factors affecting Next.e.GO’s business; Next.e.GO’s ability to implement its business strategy; Next.e.GO’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Next.e.GO’s business, Next.e.GO’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; Next.e.GO’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Next.e.GO’s technology infrastructure; changes in tax laws and liabilities; changes in legal, regulatory, political and economic risks and the impact of such changes on Next.e.GO’s business and those factors discussed in Athena’s final prospectus relating to its initial public offering, dated October 19, 2021, and other filings with the SEC; and other factors discussed under the section titled “Risk Factors” in the proxy statement/prospectus, part of the Registration Statement on Form F-4 of Next.e.GO (Reg. No. 333-270504), which was declared effective by the SEC on September 22, 2023 (the “Registration Statement”), which section is incorporated herein by reference.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the proxy statement/prospectus forming part of the Registration Statement (the “Proxy Statement/Prospectus”). Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by Next.e.GO or persons acting on its behalf.

iii

Part I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors of Next.e.GO after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

The board of directors of the Next.e.GO after the closing of the Business Combination consists of seven members:

Executive Director

Eelco Van Der Leij has acquired extensive management experience throughout his professional career. After having started as a commercial manager at Unilever, his career led him from being a general manager at Deutag and finance director at Grontmij to Stork B.V., where he held various high-level positions within the group. He joined Bilfinger as managing director in 2016 and Ecolog International as global commercial business development director in 2020, where he successfully delivered high profile projects, developed business expansion strategies, and guided multi-cultural joint ventures in Europe and Middle East. Mr. Van der Leij also has a record of accomplishment in defining, launching and establishing a new brand as a leading European tools & equipment rental service provider. Mr. Van der Leij joined Next.e.GO Mobile SE in 2021 and became CFO in 2022. He holds an MBA from the Rijksuniversiteit Groningen, the Netherlands, and a degree as Chartered Accountant from the Royal Netherlands Institute of Chartered Accountants (NBA) via the Tilburg University, the Netherlands. Age 60.

Non-Executive Directors

Ali Vezvaei has more than 20 years of experience in board, executive and operational management functions, including in the areas of technology and energy-tech as well as global investments and M&A. He is currently the CEO of ND Group B.V., an international private equity and portfolio holding company based in the Netherlands, with presence or footprint in the U.K., Germany, the United Arab Emirates and the U.S., as well as the chairman of the supervisory board of Swiss-based Arcore Ltd. and President and member of the management board of Euromax Resources, a listed company on TSX. Previously, Mr. Vezvaei was Group CEO of Ecolog International, a leading provider of solutions and services in supply chain, construction, technology, facility management and environmental applications. Mr. Vezvaei also held the position of Executive President & CEO of Bilfinger SE in the Middle East, where he was in charge of group companies and their operations across the region. Previously, he assumed the responsibility as the President of Linde AG Engineering division across the MENA region, while serving as a member of the board of its affiliated companies in the region. Prior to joining the Linde Group, Mr. Vezvaei worked for more than a decade at Siemens, where he served as the Global Senior Vice President of Siemens Oil & Gas, after he had served as the Division Cluster CEO of the firm s Oil & Gas division in Middle East. He served previously as Siemens Oil & Gas Division’s Global Vice President for Strategy and Mergers & Acquisitions and has assumed several other senior management positions during his tenure with Siemens. Mr. Vezvaei accomplished his Executive Education at both Harvard Business School and the University of Oxford - Saïd Business School. He also holds a Bachelor’s Degree in Mechanical Engineering. Age 42.

Isabelle Freidheim is a venture capitalist and entrepreneur. Ms. Freidheim is the founder of Athena and has served as its Chairperson since October 2021. Ms. Freidheim was the founder and Chair of Athena Technology Acquisition Corp., one of the first all women SPACs, which completed its business combination with Heliogen, Inc. in December 2021 (NYSE: HLGN). She is also the founder of Athena Technology Acquisition Corp. II (NYSE: ATEK) and has served as its Chief Executive Officer since August 2021 and its Chairperson of the Board of Directors since November 2021. Ms. Freidheim is the co-founder of Magnifi and was a co-founder and managing partner of Castle VC (formerly Starwood VC), a venture investment firm, and a venture partner at MissionOG, a venture capital firm. Ms. Freidheim co-founded Magnifi, an artificial intelligence and machine learning fintech company which was acquired by The Tifin Group in December 2020. In addition to co-founding the company, Ms. Freidheim acted as the Chief Executive Officer of Magnifi and led the company’s early growth. Ms. Freidheim was also a co-founder of the London Fund, a fund that invests in IP-rich high-growth companies with a particular focus on emerging technologies. Ms. Freidheim started her career in investment banking at Lehman Brothers and then joined one of Invesco’s private equity funds to invest in European assets. She holds a B.A. in Economics from Columbia University and an M.B.A. from Columbia Business School. Age 41.

Ulrich Hermann gained more than 25 years’ experience as an executive in the publishing, industrial and start-up sectors with a strategic focus on the topic of digitalization. His core theme is the transformation of companies from operationally problematic situations into profitable growth assets. Today Mr. Hermann is general partner and CEO of the late-stage growth fund Einstein Industries Ventures, which is focusing on investments in downstream NewSpace enabled software and business solutions. Previously, he was a member of the executive board (Vorstand) of Heidelberger Druckmaschinen AG. There, as the Chief Digital Officer, he led the global digital transformation program. As executive board member he was responsible for global sales, global corporate IT, and software and services at Heidelberg. For more than a decade, he was CEO of Wolters Kluwer in Germany and Central Europe, building the company through mergers and acquisitions and the digital transformation of its business. Mr. Hermann started his career in publishing at Bertelsmann AG and Süddeutscher Verlag in serval management positions. He studied mechanical engineering at RWTH Aachen University and at M.I.T., Cambridge, earned his doctorate in 1996 in University St. Gallen (HSG) and is now an honorary professor at Allensbach University in Konstanz, Germany, currently teaching courses on digital business transformation. Age 56.

Minneola (Minnie) P. Ingersoll has deep experience in product and technology as an early product leader with Google, as an automotive industry executive in Silicon Valley, and currently as a venture capitalist. Mrs. Ingersoll started her career at McKinsey & Co before attending Harvard Business School and then joining Google in 2002. After many years of launching products for Google that spanned advertising to Google Fiber, she left Google to start her own enterprise as a founder of the used car marketplace Shift. Mrs. Ingersoll was the founder and COO at Shift where she helped grow the company to over $100 million in revenue in four years. As the COO, she managed market P&Ls, product for operations, business operations as well as pricing and inventory management. As a core member of the executive team, Mrs. Ingersoll was responsible for delivering company strategy, growth and budgets to the board. Mrs. Ingersoll is now a full-time venture capitalist where she invests in technical entrepreneurs disrupting massive industries. She has a degree in computer science from Stanford University and an MBA from Harvard Business School. Age 46.

Markus Michel has been working in various areas of finance for about 20 years. He started his career with Deutsche Bank, Germany, as a trainee in 1998. After completing his MBA studies, during his time with PricewaterhouseCoopers in Frankfurt and then New York City, he worked extensively on regulatory compliance of complex financial products. His next step took him to Investment Banking Audit with the National Bank of Abu Dhabi where he served as Vice President from 2012 to 2014. His mandate included auditing the M&A advisory functions as well as the trading desks. Mr. Michel gained exposure to the automotive industry from 2014 onwards with his joining Nissan Gulf as Director of Finance, M&A, and Procurement and later Chief Financial Officer. During Mr. Michel’s tenure his team executed various major M&A transactions. In his current role, Mr. Michel is serving as the Chief Executive Officer of the Fintech company OneFor as well as the Managing Director of Stack Hydrogen Solutions, an innovative startup for hydrogen solutions in mobility. Mr. Michel holds an MBA degree from WHU – Otto Beisheim School of Management (Diplom-Kaufmann). Age 44.

Navjeet (Dolly) Singh has over twenty years of corporate leadership experience, during which she played a key role in growing some of the world’s most impactful and innovative companies. Upon graduating from university, Dolly launched her own boutique recruiting firm focusing on the American aerospace and defense industries. This work led to an opportunity to join SpaceX when the company was just over 200 people. Over the next five-and-a-half years, Dolly worked closely with CEO, Elon Musk, to scale the company to nearly 5,000 employees and into one of the greatest engineering teams ever assembled. Today, SpaceX is the world’s most valuable private company. Following SpaceX, Dolly led the Talent function at Oculus, partnering with the founders to supercharge growth, leading to a $2.5 billion exit to Facebook in under two years. After completion of the Oculus/Facebook M&A, Dolly was appointed Managing Director of Global Talent at Citadel and Citadel Securities, iconic financial firms founded by Wall Street legend Ken Griffin. Her last corporate role was for ServiceTitan, a market leading $10 billion SaaS company poised to dominate a trillion dollar underserved sector. She pivoted to climate in 2020, founding Terra Talent to help catalyze a global movement of the world’s most brilliant people, into the climate fight, the world’s most existential crisis and biggest opportunity for positive impact. Dolly holds a Bachelor of Arts in Psychology from the University of California, Los Angeles. Age 44.

B. Advisers

Sullivan & Cromwell LLP, Neue Mainzer Str. 52, 60311 Frankfurt, Germany, has acted as U.S. securities counsel for Next.e.GO and e.GO and will continue to act as U.S. securities counsel to Next.e.GO following the closing of the Business Combination.

NautaDutilh N.V., Beethovenstraat 400 | 1082 PR Amsterdam, Netherlands, has acted as counsel for Next.e.GO and e.GO with respect to Dutch law and will continue to act as counsel for Next.e.GO with respect to Dutch law following the closing of the Business Combination.

C. Auditors

For the fiscal year ended December 31, 2022, Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Johannstraße 39, 40476 Dusseldorf, Germany, has acted as independent registered public accounting firm for e.GO.

On October 19, 2023, Next.e.GO instructed Mazars Accountants N.V., subject to acceptance by Mazars Accountants N.V. to act as its independent registered public accounting firm going forward.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of Next.e.GO on an unaudited pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination.

As of June 30, 2023
(unaudited) (in € million)
Cash and cash equivalents	40.7
Total liabilities	163.7
Equity	113.9
Share Capital	11.2
Capital reserves	428.3
Retained earnings	325.9
Total capitalization	277.7

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of e.GO are described in the Proxy Statement/Prospectus under the sections titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the company is Next.e.GO N.V. Next.e.GO was incorporated as a Dutch private limited liability corporation (besloten vennootschap met beperkte aansprakelijkheid) on July 25, 2022. As part of the Business Combination, Next.e.GO changed its legal form to a public limited liability company (naamloze vennootschap). The address of the registered office of the Company is Lilienthalstraße 1, 52068 Aachen, Germany, and the telephone number of Next.e.GO is +49 (241) 510 30 100.

See “Explanatory Note” in this Report for additional information regarding Next.e.GO and the Business Combination. Certain additional information about Next.e.GO is included in the Proxy Statement/Prospectus under the section titled “Business of TopCo before the Business Combination” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination,” which is incorporated herein by reference.

Next.e.GO is subject to certain of the informational filing requirements of the Exchange Act. Since Next.e.GO is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Next.e.GO are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of TopCo Ordinary Shares. In addition, Next.e.GO is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Next.e.GO is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Next.e.GO files with or furnishes electronically to the SEC.

The website address of Next.e.GO is https://e-go-mobile.com/en. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, Next.e.GO did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, Next.e.GO became the direct parent of, and conducts its business through e.GO, a Germany-based manufacturer of battery electric vehicles.

Information regarding the business of e.GO is included in the Proxy Statement/Prospectus under the sections titled “Business of e.GO and Certain Information about e.GO” and “e.GO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, e.GO became a direct, wholly-owned subsidiary of Next.e.GO. The organizational chart of Next.e.GO is included on page 35 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plant and Equipment

e.GO does not own any real property. Information regarding real property leased by e.GO is included in the Proxy Statement/Prospectus under the section titled “Business of e.GO and Certain Information about e.GO—Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of Next.e.GO is conducted through e.GO, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of e.GO.

The discussion and analysis of the financial condition and results of operations of e.GO for the fiscal years ended December 31, 2022 and December 31, 2021, is included in the Proxy Statement/Prospectus under the section titled “e.GO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

The following discussion and analysis of the financial condition and results of operations of e.GO for the six months ended June 30, 2023 and June 30, 2022, is based on e.GO’s financial information prepared in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the IASB. Some of the information contained in this discussion and analysis or set forth elsewhere in this Proxy Statement/Prospectus, including information with respect to e.GO’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties.

Key Factors Affecting Our Results of Operations

e.GO believes that the factors discussed below have significantly affected its results of operations, financial position and cash flow in the historical periods for which financial information is presented in this prospectus, and that these factors will continue to have a material effect on e.GO’s results of operations, financial position and cash flow in the future.

Start of Serial Production of e.wave X and Status of Reservations

As we have successfully launched and completely sold out our first model, the e.GO Life, in the first half of 2022, we do currently not generate any material revenue from the sale of vehicles. Future vehicle sales are expected to commence and increase once we have started the production of the e.wave X subsequent to closing of the Transaction. Revenue from the sale of the e.wave X will be influenced by the total reservations that have been placed for the vehicle and that will actually convert into sales. By the end of 2022, we had already received approximately 11,000 non-binding reservations. According to our general terms and conditions, reservations entitle their holders to place a binding order for the e.wave X within a defined exclusive order period of at least 2 weeks, during which only reservation holders can place a binding order. Customers may cancel a reservation without penalty and receive a full refund of their reservation fee at any time.

Attract New Customers

Our growth will depend in large part on our ability to attract new customers. We have invested in developing our ecosystem by, for instance, enhancing our website, opening popup stores in certain cities, and collaborating with our brand ambassadors, and plan to continue investing in developing our ecosystem. We are in the early stages of growth in our existing markets, and we expect to substantially raise brand awareness by connecting directly with our community through engaging content, rich digital experiences, but also physical events in our showrooms and other locations or through co-operations with our partners. We anticipate that these activities will lead to additional preorders or orders, and, as a result, increase our base of e.GO customers. An inability to attract new customers would substantially negatively impact our ability to grow revenue or improve our financial results.

Expand into New Geographies

We plan to invest in international operations and grow our business outside of our existing market in Germany. We believe we are well-positioned for international expansion in light of the expected growing demand in the global EV market, which, according to our estimates derived from a number of reports, such as Deloitte and other reputable external consultants, is expected to reach a size of 31.1 million annual unit sales by 2030. We believe that our lean manufacturing approach based on an efficient factory design positions us for international growth. The disruptive manufacturing concept in our MicroFactory in Aachen, Germany, completely eliminates press and paint shops, resulting in lower capital expenditure requirements compared to traditional OEM infrastructures and thus facilitates flexible decentralized global growth. Our international expansion will still require substantial investments, including into personnel, charging networks, and local service partnerships.

Capture Business Potential from CO2 Pooling

Our results of operations will also depend on our ability to capture additional revenue from CO2 pooling. Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions, providing us with an additional potential revenue source. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those manufacturers that exceed emission targets, such as manufacturers of zero or low-emission vehicles. The economic benefit is shared between the pooling participants, providing us with an additional source of revenue. We intend to participate in one or more of these pooling arrangements, which will come at virtually no extra cost to us. However, there is no guarantee as to the quantum and/or availability of any additional CO2 pooling revenue.

Execution of Effective Marketing

Our ability to effectively market our vehicles and our brand will affect the growth of our reservations. Demand for the e.wave X will directly affect our sales volume, which will in turn contribute to our revenue growth. Vehicle reservations may depend, in part, on whether prospective customers find our vehicles more affordable and convenient than other environmentally friendly vehicles, which in turn depends on prospective customers’ perception of our brand and the advantages of our sustainable vehicle design. We guide our marketing expenditure by analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in efficiently increasing vehicle reservations.

Develop and Manage a Resilient Supply Chain

Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells, and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. Continued and acute supply chain disruptions may affect our ability to produce or accelerate production in the future. This however has not been the case thus far and we are contemplating measures such as dual sourcing and decentralized production to be able to respond to the risk of supply chain disruptions. In addition, we have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance.

Product Development

In the six months ended June 30, 2022, we incurred product development costs of €3.5 million and €2.0 million in the six months ended June 30, 2023, mostly related to the development of our current model, the e.wave X. We expect that we will continue to incur significant product development expenses related to vehicle development as well as refinement of our technology, such as for the development of the e.wave, which is the urban derivative of the e.wave X and the e.Xpress, which is tailored to the needs of urban commercial delivery services, as well as our battery swap solution. We expect that our product development expenses will constitute one of the most substantial parts of our expenses in future periods. We will only incur development expenses to the extent we believe that we are able to secure necessary financing. Based on our business plan, we will depend on significant additional financing for future development activities.

Personnel Costs

Personnel costs, which include wages and salaries as well as social security and pensions costs, account for a significant share of our costs. Wages and salaries accounted for expenses of €11.8 million in the six months ended June 30, 2022 and €10.5 million in the six months ended June 30, 2023. Social security and pension costs stood at €2.0 million in the six months ended June 30, 2022 and €2.2 million in the six months ended June 30, 2023. As we grow our business, we expect personnel costs to continue to increase. We believe that our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other qualified personnel such as engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. We cannot guarantee that our efforts to retain and motivate management and key employees or attract and retain other qualified personnel in the future will be successful. Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among other things, on our ability to provide competitive compensation. This may require us to increase compensation for current and new employees over time.

Russo-Ukrainian War

In February 2022, Russia invaded Ukraine across a broad front. In response to this invasion, governments around the world have imposed severe sanctions against Russia. These sanctions, together with the direct and other indirect effects of the invasion, disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. e.GO cannot yet foresee the full extent of the sanction’s impact on its business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war has also negatively impacted suppliers located in the Ukraine, which negatively affected the availability of car components. The war could have a material negative impact on e.GO’s results of operations, liquidity, and capital management. e.GO will continue to monitor the situation and the effect of this development on its liquidity and capital management.

Segment Reporting

We manage our business as one operating segment and therefore have only one reportable segment in accordance with IFRS 8.

Components of e.GO’s Results of Operations

The components of e.GO’s results of operations include the following:

Revenue from contracts with customers: e.GO derives revenue from transfer of goods, lease of goods and sales of other services in relation to the product platform “e.GO Life” over time and at a point in time. Between June 2021 and the summer of 2022, e.GO manufactured and distributed the battery electric vehicle “e.GO Life.” Vehicles are sold exclusively against advance payment. Contracts with customers can include several service components, such as vehicle repairs, delivery and handover services and maintenance assistance services. The sale of a vehicle also includes roadside assistance commitments. e.GO has also leased “e.GO Life” vehicles to customers via its financing partner, Santander, in 2022.

Cost of sales of goods and providing services: Primarily comprises of cost of goods sold, including material expenses, outsourced processing cost as well as own labor and social security cost. The remainder relates to rental cost.

Product development costs: Mainly comprise product development expenses for the next generation vehicle e.wave X, own labor and social security cost, material cost as well as IT licenses.

Sales and marketing costs: Comprise sales and marketing expenses as well as external consulting expenses related to advertisement and commission, own labor cost as well as social security cost.

Administrative expenses: Mainly relate to own labor and social security cost as well as legal and consulting cost.

Other income: Other income includes income from the reversal of provisions, bargain purchase and other income.

Other expenses: Other expenses reflect expenses in relation to exchange rate movements.

A. Operating Results

The following table shows information taken from e.GO’s consolidated statement of profit or loss for the six months ended June 30, 2023 and June 30, 2022:

	For the six months ended June 30,
	2022	2023
	(unaudited)
	(in € million)
Revenue from contracts with customers	2.0	0.3
Cost of sales of goods and providing services	(20.7)	(17.3)
Gross profit	(18.7)	(17.1)
Product development costs	(3.5)	(2.0)
Sales and marketing costs	(8.5)	(4.9)
Administrative expenses	(4.8)	(4.7)
Other income	0.0	1.1
Other expenses	(0.1)	(0.2)
Operating profit	(35.5)	(27.7)
Finance costs	(2.4)	(5.0)
Profit before income tax	(37.9)	(32.7)
Income tax expense	11.9	8.4
Net profit for the period	(26.0)	(24.2)

Revenue from Contracts with Customers and Financing Partners

e.GO’s revenue from contracts with customers and financing partners is derived from the transfer of goods, lease of goods and sales of other services in relation to the product platform “e.GO Life.” The following table provides a breakdown of e.GO’s revenue from contracts with customers and financing partners for the periods indicated:

	For the six months ended June 30,
	2022	2023
	(unaudited)
	(in € million)
Sale of goods	1.9	0.1
Revenue from leased vehicles	0.1	0.1
Services and other revenues	0.0	0.0
Revenue from contracts with customers	2.0	0.3

e.GO’s revenue from contracts with customers and financing partners decreased from to €2.0 million in the six months ended June 30, 2022, by 85% to €0.3 million in the six months ended June 30, 2023, and was mainly generated from the sale of the “e.GO Life” BEV and the leasing of vehicles to customers via its financing partner, Santander. Revenue from the provision of services and other revenues derives mainly from shared services to a joint venture and services to customers (e.g., vehicle repairs, delivery or handover services and maintenance).

Cost of Sales of Goods and Providing Services

e.GO’s cost of sales of goods and providing services decreased from €20.7 million in the six months ended June 30, 2022, by 16.4% to €17.3 million in the six months ended June 30, 2023, due to the changeover from the e.GO Life model to the next generation vehicle model e.wave X.

Gross Profit

e.GO’s gross profit increased from negative €18.7 million in the six months ended June 30, 2022, by 8.6% to negative €17.1 million in the six months ended June 30, 2023, which was mainly due to a decrease in cost of sales of goods.

Product Development Costs

e.GO’s product development costs decreased from €3.5 million in the six months ended June 30, 2022, by 42.9% to €2.0 million in the six months ended June 30, 2023, and are mainly related to product development expenses for the next generation vehicle e.wave X that have not been capitalized.

Sales and Marketing Costs

e.GO’s sales and marketing costs decreased from €8.5 million in the six months ended June 30, 2022, by 42.4% to €4.9 million in the six months ended June 30, 2023, in line with the changeover from the e.GO Life model to the next generation vehicle model e.wave X.

Administrative Expenses

e.GO’s administrative expenses decreased slightly from €4.8 million in the six months ended June 30, 2022, by 2.1% to €4.7 million in the six months ended June 30, 2023.

Other Income

The following table provides a breakdown of e.GO’s other income for the periods presented:

	For the six months ended June 30,
	2022	2023
	(unaudited)
	(in € million)
Other income from investment grants	–	0.8
Income from exchange rate changes	0.0	0.3
Other	0.0	0.1
Other income	0.0	1.1

e.GO’s other income amounted to €0.0 million in the six months ended June 30, 2022, and increased to €1.1 million in the six months ended June 30, 2023, mainly as a result of a government grant received.

Operating Profit

e.GO’s operating profit increased from negative €35.5 million in the six months ended June 30, 2022, by 22% to negative €27.7 million in the six months ended June 30, 2023, in line with the changeover from the e.GO Life model to the next generation vehicle model e.wave X.

Finance Costs

e.GO’s finance costs for the periods presented is comprised as follows:

	For the six months ended June 30,
	2022	2023
	(unaudited)
	(in € million)
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	0.4	0.4
Interest expenses for borrowings	2.0	4.5
Unwinding of discount	0.0	0.0
Finance costs expensed	2.4	5.0

e.GO’s finance costs amounted to €2.4 million in the six months ended June 30, 2022, mainly due to interest expenses related to financial leasing and shareholder loans.

e.GO’s finance costs amounted to €5.0 million in the six months ended June 30, 2023, mainly due to interest expenses related to borrowings (shareholder loans, other loans) and financial leasing.

Profit before Income Tax

e.GO’s profit before income tax increased from negative €37.9 million in the six months ended June 30, 2022, by 13.7% to negative €32.7 million in the six months ended June 30, 2023, in line with the changeover from the e.GO Life model to the next generation vehicle model e.wave X.

Income Tax Expense

e.GO’s income tax expense decreased from a benefit of €11.9 million in the six months ended June 30, 2022, by 29.4% to a benefit of €8.4 million in the six months ended June 30, 2023, primarily due to deferred taxes that arose due to the difference between German statutory accounting and reporting requirements (German GAAP) and IFRS (i.e., carryover of net losses and the corresponding future tax benefits).

Net Profit for the Period

e.GO’s net profit increased from negative €26.0 million in the six months ended June 30, 2022, by 6.9% to negative €24.2 million in the six months ended June 30, 2023, in line with the changeover from the e.GO Life model to the next generation vehicle model e.wave X.

B. Liquidity and Capital Resources

As of June 30, 2023, cash and cash equivalents were at €0.7 million compared to €2.5 million as of June 30, 2022. Cash and cash equivalents consist of cash in bank accounts.

Shareholder Loans by nd industrial investments B.V.

On December 7, 2020, nd industrial investments B.V. entered into an agreement with e.GO regarding a non-revolving subordinated term loan in the total amount of €3.5 million to at an interest rate of 5.0% p.a. The first tranche of €1.0 million was disbursed to e.GO on December 17, 2020. The second tranche of €2.5 million was disbursed to e.GO on January 14, 2021. The lender had a conditional option to convert the loan into shares of e.GO. The outstanding loan amount was rolled over as part of the Convertible Loan Agreements (as defined below under “Other Loans”).

On January 26, 2021, nd industrial investments B.V. entered into an agreement with e.GO regarding a non-revolving subordinated term loan to e.GO in the amount of €1.4 million at an interest rate of 7.5% p.a. The loan was disbursed to e.GO on January 28, 2021. The outstanding loan amount was rolled over as part of the Convertible Loan Agreements.

The shareholder nd industrial investments B.V. has granted the following non-revolving and non-convertible subordinated term loans to e.GO:

Date of Agreement	Loan Amount	Interest Rate	Disbursed On
July 26, 2022	€3.95 million	10.0% p.a.	July 27, 2022
August 23, 2022	€2.58 million	10.0% p.a.	August 24, 2022
October 24, 2022	€2.785 million	10.0% p.a.	October 26, 2022
November 14, 2022	€3.15 million	10.0% p.a.	November 15, 2022
November 24, 2022	€2.785 million	10.0% p.a.	November 25, 2022 (first tranche)
November 30, 2022 (second tranche)
December 23, 2022	€2.875 million	10.0% p.a.	December 27, 2022
January 25, 2023	€2.92 million	10.0% p.a.	January 26, 2023 (first tranche)
January 30, 2023 (second tranche)
February 22, 2023	€2.6 million	10.0% p.a.	February 23, 2023
March 10, 2023	€2.218 million	10.0% p.a.	March 13, 2023 (first tranche)
March 28, 2023 (second tranche)
April 21, 2023	€0.725 million	10.0% p.a.	April 24, 2023
May 26, 2023	€0.778 million	10.0% p.a.	May 26, 2023
June 1, 2023	€2.00 million	10.0% p.a.	June 1, 2023

Each of the loans in the table above matures on December 31, 2024. In accordance with the Note Purchase Agreement, such maturity date shall in principle even be deemed to be extended to the date that is 91 days after the maturity date of the Senior Secured Notes. Each of the loans allows for redemptions prior to maturity in partial amounts or in full at any time after written notice to the lender, provided that the redemption amounts are at least €500 thousand.

Other Loans

A third party has granted a non-revolving convertible term loan of €100 thousand to e.GO Digital GmbH at an interest rate of 1.50% p.a. on August 10, 2020. The loan is repayable on December 31, 2023. The lender was entitled but not obliged to convert the claim for repayment of the loan into new shares. The conversion right was executed by the lender on August 30, 2022, resulting in the issuance of 1,549 new shares in e.GO Digital GmbH to the third party.

e.GO, as borrower, entered into 15 Convertible Loan Agreements in 2022 with nd industrial investments B.V., certain other Shareholders and other Lenders for loans in the total principal amount of €39.1 million between e.GO and such Lenders. This amount includes the €4.9 million loan amount rolled over as described above under “Shareholder Loans by nd industrial investments B.V.” In 2023, e.GO entered into Convertible Loans Agreements with two further Lenders in the total principal amount of €1.75 million. The interest rates for the Convertible Loan Agreements reach up to 10% p.a. with a maturity of up to 5 years.

Five of the Convertible Loan Agreements with a nominal amount of €65,000 have been repaid, including accrued interest, in August 2023. The claims under the remaining Convertible Loan Agreements were converted into common shares of e.GO by a contribution and assignment agreement with e.GO and the relevant lenders dated June 26, 2023 and by the registration of the capital increase against contribution in kind in the commercial register of Aachen on July 4, 2023. The claims under these Convertible Loan Agreements were converted into 17,026 common shares of e.GO.

Bridge Financing

On September 29, 2022, e.GO entered into a $15,000,000 bridge facility agreement with Brucke Funding LLC as Lender and Brucke Agent LLC as administrative agent, and any person which becomes a lender in accordance with the terms of the bridge facility agreement. The bridge facility agreement was amended on October 17, 2022. e.GO granted certain security interests to secure the Bridge Financing, including account pledges and security assignments of its current and future rights and receivables under or in connection with its accounts receivables, insurance policies and intercompany receivables. The first tranche of $2.5 million was disbursed on September 29, 2022 and the second tranche of $1.25 million was disbursed on October 18, 2022. The remaining portion of the Bridge Financing in the amount of $11,250,000 was not disbursed. On June 29, 2023, e.GO entered into the Settlement Agreement. In accordance with the Settlement Agreement, e.GO repaid the outstanding principal amount of $3.75 million under the Bridge Financing with the proceeds obtained from the issue of the Senior Secured Notes on June 30, 2023. The security interests granted to secure the Bridge Financing were released simultaneously. The Bridge Financing also provided for the Fixed Payment to Brucke Funding LLC. According to the Settlement Agreement, the Fixed Payment was restructured into a $1.5 million cash payment and a share component. The $1.5 million cash payment was made on July 5, 2023. Pursuant to the share component, e.GO agreed to cause TopCo to issue and transfer at Closing 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing. The lender may not sell, transfer or otherwise dispose of any of the TopCo Shares to the extent that sales of these shares by the lender result in net proceeds exceeding $3.0 million. Once the net proceeds from the sales of these shares exceed $3.0 million the lender is obligated to re-transfer remaining shares back to TopCo and to pay to TopCo the excess amounts above $3.0 million earned through disposition of the relevant shares.

Bridge-to-Bond and Bond

On April 24, 2023, e.GO entered into a €2,000,000 short term loan agreement with MIMO Capital AG. The loan was disbursed on April 25, 2023, at an interest rate of 9% p.a. Subject to a minor amount, the short term loan was novated into a cleared bearer bond issued on April 27, 2023. Such bond equally bears interest in the amount of 9% p.a. The bond matures on May 6, 2025. The bondholder’s claims under the bond are secured by a pledge over 396 e.GO Shares. Prior to the consummation of the Business Combination, the pledgee shall release the pledge, and the pledgor shall, following the Business Combination, grant the pledgee a pledge over a corresponding number of TopCo Shares.

Senior Secured Notes

On June 30, 2023, e.GO issued the Senior Secured Notes in the principal gross amount of $75 million under the Note Purchase Agreement. After deducting the original issue discount and having paid the cost of issuance, insurance costs, deposit to interest reserve account, and the outstanding principal amount of the Bridge Financing, e.GO received net proceeds in the amount of $46.77 million. The Note Purchase Agreement contemplates a potential additional issue in the gross amount of up to $25 million.

e.GO has granted certain security interests to secure the claims under the Senior Secured Notes, including the assignment of IP rights, account pledges, security transfer of assets in designated security areas, and security assignments of its current and future rights and receivables under or in connection with its accounts receivables, insurance policies and intercompany receivables. e.GO has also pledged its shares in certain of its subsidiaries and these subsidiaries have issued guaranties for the benefit of the note purchasers. Following the consummation of the Business Combination, TopCo will pledge its shares in e.GO for the benefit of the note purchasers.

As a prerequisite for the financing under the Senior Secured Notes, Western Asset requested that a collateral protection insurance policy for the benefit of the Note Purchasers be taken out. The policy provides for coverage up to 90% of the outstanding principal balance after giving effect to a retention. The insurance premium amounts to a fixed rate of 6.25% per annum of which an amount covering substantially 24 months has been prepaid.

The Senior Secured Notes bear interest from the date of issue at the fixed rate of 9.75% per annum. Interest on the Senior Secured Notes is payable on the 15th day of each September, December, March and June, beginning on September 15, 2023 and on the maturity date, provided that, with respect to the first four interest payments due following the issue, interest has been prepaid. The Senior Secured Notes are scheduled to mature on June 30, 2027. Prior to maturity, the Senior Secured Notes are subject to early repayment upon acceleration after the occurrence of an event of default under the Note Purchase Agreement or termination of the Note Purchase Agreement. Subject to the payment of a certain premium, the Senior Secured Notes may also be redeemed early in the event of a voluntary prepayment possible starting twelve months following the issue or mandatory prepayment. Mandatory prepayment applies in the event the insurance policy taken out in relation to the Senior Secured Notes is terminated, cancelled or modified in writing for any reason or if e.GO shall dispute in writing the validity of such insurance policy or its liability for coverage thereunder.

As an incentive for the note purchasers to enter into the Note Purchase Agreement, the note purchasers have received 500,000 warrants with a ten year duration to purchase 500,000 TopCo Shares at nominal value on the date of exercise.

As part of the financing transaction, the placement agent, TCM, may earn up to 500,000 TopCo Shares to be issued or transferred to TCM, subject to the final total funding amount and financing costs. To this date, TCM is entitled to 300,000 TopCo Shares thereof.

Cash Flow Statement

The following table shows selected information taken from e.GO’s consolidated statement of cash flows for the six months ended June 30, 2022 and June 30, 2023:

	For the six months ended June 30, 2023
	2022	2023
	(unaudited)
	(in € million)
Cash flows from operating activities	(23.8)	(8.9)
Cash flows from investing activities	(25.7)	(4.2)
Cash flow from financing activities	40.9	11.3
Net change in cash and cash equivalents	(8.6)	(1.9)
Cash and cash equivalents at beginning of the period	12.0	2.5
Cash and cash equivalents at end of the period	3.3	0.7

Cash Flows from Operating Activities

e.GO’s cash flows from operating activities changed from a cash outflow of €23.8 million in the six months ended June 30, 2022, to a cash outflow of €8.9 million in the six months ended June 30, 2023, primarily as a result of the changeover from the e.GO Life to the next generation e.wave X vehicle model leading to a reduction in operating expenditures.

Cash Flows from Investing Activities

e.GO’s cash flows from investing activities changed from a cash outflow of €25.7 million in the six months ended June 30, 2022 to a cash outflow of €4.2 million in the six months ended June 30, 2023, primarily as a result of the changeover from the e.GO Life to the next generation e.wave X vehicle models leading to a reduction in investing activities.

Cash Flow from Financing Activities

e.GO’s cash flows from financing activities changed from a cash inflow of €40.9 million in the six months ended June 30, 2022, to a cash inflow of €11.3 million in the six months ended June 30, 2023, mainly due to securing convertible and shareholder loans.

Financial Liabilities

For an analysis of e.GO’s financial liabilities into relevant maturity groupings based on their contractual maturities, please see page F-50 of the audited consolidated financial statements of e.GO for the fiscal year ended December 31, 2022, which are incorporated by reference to pages F-2–F-73 in Amendment No. 8 to the Registration Statement on Form F-4, filed with the SEC on September 19, 2023.

Off-Balance Sheet Arrangements

e.GO has not provided any financial guarantees.

Financial Risk Management

e.GO is exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk, foreign exchange rate risk and interest rate risk. e.GO regularly assesses each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of e.GO’s exposure to these risks, see note 6 to the unaudited interim consolidated financial statements included in this Report.

C. Critical Accounting Policies and Use of Estimates and Assumptions

e.GO’s unaudited interim consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing its consolidated financial statements, e.GO makes assumptions, judgments and estimates that can have a significant impact on amounts reported in the consolidated financial statements. e.GO bases its material judgments, estimates and assumptions on historical experience and various other factors that it believes to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. e.GO regularly re-evaluates its material judgments, estimates and assumptions. e.GO’s material judgments, estimates and assumptions are described in note 8 to e.GO’s consolidated financial statements for the year ended December 31, 2022, incorporated by reference to this Report.

Management Summary

The assessment of the going concern of e.GO and its consolidated subsidiaries is directly linked to the assessment of the ability of e.GO to continue as a going concern. The growth-oriented business plan for e.GO provides for investments in the development of the product in particular, but also the set-up of further foreign production sites with local contribution either in the form of state aid or private partnership. To date funding has been primarily made by the shareholders (see above under “Liquidity and Capital Resources”).

After e.GO received net proceeds in the amount of $46.77 million from Western Asset as part of the issue of the Senior Secured Notes. The current planning is based on the assumption that e.GO will be able to continue its business for at least twelve months after closing the Business Combination in the fourth quarter of 2023. Management expects that e.GO will be able to continue for the next twelve months with the inflow of $0.89 million (approx. €0.85 million) resulting from the business combination with Athena Consumer Acquisition Corp that was used to pay transaction expenses. The transaction costs related to this business combination are equal to $22.7 million (approx. €21.4 million). TopCo entered into a securities purchase agreement with an investor dated October 19, 2023 (the “Securities Purchase Agreement”), relating to an unsecured subordinated convertible note maturing October 19, 2028 (the “Note”). The Company agreed to sell, and the purchaser agreed to purchase, the Note for the aggregate principal amount of $12.7 million. The Note shall be subject to an original issue discount equal to 7.5% of the principal amount of the Note to be paid under the Securities Purchase Agreement and bear interest of 8.0 p.a. The proceeds of this transaction were used to pay certain transaction expenses in connection with the closing of the Business Combination.

Furthermore, the Company entered into a Committed Equity Facility term-sheet dated October 18, 2023, with another investor positioning the Company, subject to closing of the transaction and signing the final documentation, to raise additional funding of up to $150 million within 36 months from the date of closing of the transaction, if and to the extent certain requirements in relation to the price and volatility of the TopCo Shares are met. In order to further support the Company, the majority shareholder nd industrial investments B.V. has also prolonged the respective repayments of its granted non-convertible, subordinated shareholder loans with a total volume of €29.37 million until December 31, 2024. In accordance with the Note Purchase Agreement, such maturity date shall in principle even be deemed to be extended to the date that is 91 days after the maturity date of the Senior Secured Notes.

Our ability to continue our business based on such anticipated funding also accounts for adjusting the production ramp-up of our vehicles in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized volume of the aforementioned funding events. Adjustments can take place by either reducing or shifting current operational costs and investments, which are driven by the current path, on a short-term basis, increasing operational efficiency, and increasing sales volumes within 12 months and thereafter. Part of these sales volume projections are based on non-binding reservations and our expectations as to our sales prospects that are tuned to the above mentioned production ramp-up over the course of the next 12 months.

However, e.GO’s planning in the above-mentioned forecast period is subject to corresponding material uncertainties, because the successful realization may depend on a number of factors that are to a large extent beyond management’s direct influence. In the event of a negative deviation from the planning assumptions e.GO will not be able to settle its liabilities in the ordinary course of business or realize all assets as planned. That is especially the case if the revenue and sales volume expectations are not met or will be realized much later than expected, and if cost reductions and efficiency gains cannot be realized as planned. Failure to successfully close the Business Combination could have a material adverse effect on the Company and its ability to continue as a going concern.

Therefore, there is a material uncertainty that raises substantial doubt on e.GO’s ability to continue as a going concern. In this respect, e.GO’s and consequently its consolidated subsidiaries’ existence may be at substantial risk.

D. Outlook

e.GO expects negative EBITDA from operating activities until at least August 2024. In addition to the funding measures described above, the Company is evaluating other convertible products of up to $50 million. Our ability to continue our business based on such anticipated funding accounts for adjusting the production ramp-up of our vehicles in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized volume of the cash inflow from the aforementioned funding events. Adjustments can take place by either reducing or shifting current operational costs and investments, which are driven by the production and ramp-up plans as well as increasing operational efficiency.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of Next.e.GO after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo after the Business Combination” and is incorporated herein by reference. Information on the board of directors can also be found in this Report in Item 1(A).

B. Compensation

Information regarding the compensation of the directors and executive officers of Next.e.GO after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

Upon the consummation of the Business Combination, the Next.e.GO entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of Next.e.GO subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of Next.e.GO is conducted through e.GO, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of e.GO.

Information regarding the employees of e.GO is included in the Proxy Statement/Prospectus under the section titled “Business of e.GO and Certain Information about e.GO—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of TopCo Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report and the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below sets forth information regarding the beneficial ownership of Next.e.GO Shares immediately following the consummation of the Business Combination by:

(i)	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Next.e.GO Shares immediately following the consummation of the Business Combination;

(ii)	each of Next.e.GO’s named executive officer, or director; and

(iii)	all executive officers and directors of Next.e.GO as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of Next.e.GO Shares post-Business Combination is based on 73,316,318 Next.e.GO Shares issued and outstanding immediately following the Business Combination. The beneficial ownership of Next.e.GO Shares post-Business Combination excludes 20,000,000 unvested Earn-Out Shares and includes 3,000,000 Next.e.GO Shares e.GO agreed to cause Next.e.GO to issue and transfer at Closing to the administrative agent on behalf of the lender under the Bridge Financing.

Unless otherwise indicated, Next.e.GO believes that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To Next.e.GO’s knowledge, no Next.e.GO Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Next.e.GO Shares (without unvested Earn-Out Shares)	Percentage of Next.e.GO Shares (without unvested Earn-Out Shares)
Beneficial Owner
5% Shareholders
Adiuvat GmbH(1)	3,864,025	5.27%
ND Group B.V.(2)	33,494,184	45.68%
Dr. VG Schuh GmbH(3)	4,348,487	5.93%
Louis M. Bacon(4)	6,752,521	9.21%
Named Executive Officers, Directors and Director Nominees
Eelco Van Der Leij	–	–%
Ali Vezvaei(5)	33,494,184	45.68%
Isabelle Freidheim(6)	3,289,891	4.49%
Ulrich Hermann(7)	3,864,025	5.27%
Minneola (Minnie) P. Ingersoll	–	-%
Markus Michel	–	–%
Navjeet (Dolly) Singh	–	–%
Stefan Rudolf(8)	174,975	0.24%
Ariane Martini(9)	2,112,819	2.88%
All named executive officers and directors as a group (9 persons)	42,935,894	58.56%

(1)	Consists of Next.e.GO Shares held by Adiuvat GmbH, a company organized under the laws of Germany, registered with the commercial register of the local court (Amtsgericht) of Aachen under number HRB 13577. The business address of Adiuvat GmbH is Herzogstraße 21, 52070 Aachen, Germany. Adiuvat GmbH is a wholly owned investment vehicle of Ulrich Hermann, who may be deemed to have beneficial ownership of all of these ordinary shares.

(2)	Consists of Next.e.GO Shares held by (i) NDX B.V., a company organized under the laws of the Netherlands, registered with Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 67091857, and (ii) nd industrial investments B.V., a company organized under the laws of the Netherlands, registered with Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 67091830. The business address of both companies is Flight Forum 880, 5657DV Eindhoven, the Netherlands. NDX B.V. and nd industrial investments B.V. are wholly owned subsidiaries of ND Group B.V., which may be deemed to have beneficial ownership of all of these ordinary shares.

(3)	Consists of ordinary shares held by Dr. VG Schuh GmbH, a company organized under the laws of Germany, registered with the commercial register of the local court (Amtsgericht) of Aachen under number HRB 3338. The business address of Dr. VG Schuh GmbH is Karl-Friedrich-Straße 60, 52072 Aachen, Germany. Dr. Günther Schuh holds 56.47% of the shares in Dr. VG Schuh GmbH. Dr. Günther Schuh may therefore be deemed to have beneficial ownership of all of these ordinary shares.

(4)	Consists of 6,752,521 Next.e.GO Shares held by Moore Strategic Ventures, LLC, a Delaware limited liability company (“MSV”). Mr. Bacon has indirect voting and investment control of the shares held by MSV. Accordingly, Mr. Bacon may be deemed the beneficial owner of the shares held by MSV. The business address of Mr. Bacon and MSV is 11 Times Square, New York, New York 10036.

(5)	nd industrial investments B.V. and NDX B.V. are the record holders of the shares reported herein. nd industrial investments B.V. and NDX B.V. are wholly owned subsidiaries of ND Group B.V. Ali Vezvaei is the CEO of ND Group B.V., and as such has voting and investment discretion with respect to the common stock held of record by nd industrial investments B.V. and NDX B.V. By virtue of these relationships, Ali Vezvaei may be deemed to have beneficial ownership of the securities held of record by nd industrial investments B.V. and NDX B.V. Mr. Vezvaei disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(6)	Athena Consumer Acquisition Sponsor LLC, the Athena Sponsor, is the record holder of the shares reported herein. Isabelle Freidheim is the managing member of Athena Sponsor, and as such has voting and investment discretion with respect to the common stock held of record by Athena Sponsor. By virtue of these relationship, Isabelle Freidheim may be deemed to have beneficial ownership of the securities held of record by Athena Sponsor. Ms. Freidheim disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(7)	Through his wholly owned investment vehicle Adiuvat GmbH. See above.

(8)	In addition, Stefan Rudolf holds 16.30% of the interests in e.GO Management UG & Co. KG. See below.

(9)	Consists of ordinary shares held by e.GO Management UG & Co. KG, a partnership under the laws of Germany, registered with the commercial register of the local court (Amtsgericht) of Steinfurt under number HRA 7933. The business address of e.GO Management UG & Co. KG is Bergstraße 34, 49525 Lengerich, Germany. Ariane Martini holds 41.74% of the interests in e.GO Management UG & Co. KG. Ariane Martini may therefore be deemed to have beneficial ownership of all of these ordinary shares.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving Next.e.GO and e.GO is included in the Proxy Statement/Prospectus under the sections titled “Business of TopCo before the Business Combination—Legal Proceedings” and “Business of e.GO and Certain Information About e.GO— Legal and Arbitration Proceedings,” respectively, and is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since June 30, 2023, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of TopCo Ordinary Shares

The TopCo Ordinary Shares are listed on Nasdaq under the symbol “EGOX.” Holders of TopCo Ordinary Shares current market quotations for their securities. There can be no assurance that the TopCo Ordinary Shares will remain listed on Nasdaq. If Next.e.GO fails to comply with the Nasdaq listing requirements, the TopCo Ordinary Shares could be delisted from Nasdaq. A delisting of the TopCo Ordinary Shares will likely affect the liquidity of the TopCo Ordinary Shares and could inhibit or restrict the ability of Next.e.GO to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the TopCo Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Related Agreements—Shareholder Lock-Up Agreements” and is incorporated herein by reference.

10,000,000 Earn-Out Shares vested immediately following Closing and are subject to a 12-month lock-up.

B. Plan of Distribution

Not applicable.

C. Markets

The TopCo Ordinary Shares are listed on Nasdaq under the symbol “EGOX.” There can be no assurance that the TopCo Ordinary Shares will remain listed on Nasdaq. If Next.e.GO fails to comply with the Nasdaq listing requirements, the TopCo Ordinary Shares could be delisted from Nasdaq. A delisting of the TopCo Ordinary Shares will likely affect the liquidity of the TopCo Ordinary Shares and could inhibit or restrict the ability of Next.e.GO to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, TopCo has an issued share capital in the amount of €11,197,958.16, consisting of 93,316,318 TopCo Shares with a nominal value of €0.12.

Under Dutch law, TopCo’s authorized share capital is the maximum capital that TopCo may issue without amending the TopCo Articles of Association. An amendment of the TopCo Articles of Association would require a resolution of TopCo General Meeting upon proposal by the TopCo Board. The TopCo Articles of Association provide for an authorized share capital amounting to €55,500,000.

As of the Closing Date, 500,000 TopCo Shares were held by Next.e.GO in treasury.

All issued and outstanding TopCo Shares are held in registered form. No share certificates may be issued.

The TopCo Articles of Association provide that, for as long as any TopCo Shares are admitted to trading on Nasdaq, or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of TopCo Shares reflected in the register administered by TopCo’s Transfer Agent, subject to certain overriding exceptions under Dutch law.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of Next.e.GO is included in the Proxy Statement/Prospectus under the section titled “Description of TopCo Securities and Articles of Association” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Related Agreements,” “Certain Relationships and Related Person Transactions,” and “Business of e.GO and Certain Information about e.GO,” and are incorporated herein by reference. In addition, Next.e.GO entered into the Securities Purchase Agreement, the Note and the corresponding Registration Rights Agreement included in this Report as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Under German law, there are no exchange controls restricting the transfer of funds between Germany and other countries or individuals subject to applicable restrictions concerning import or export control or sanctions and measures against certain persons, entities and countries subject to embargoes in accordance with German law and applicable regulations and resolutions adopted by the United Nations and the European Union.

Under German foreign trade regulation, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) on any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, certain corporations and financial institutions and individuals residing in Germany must report to the German Central Bank on any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank on any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank on any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of TopCo Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Tax Considerations” and is incorporated herein by reference; provided that paragraph 4 under the subheading titled “Tax Residence of TopCo for U.S. Federal Income Tax Purposes” of such section shall be deleted and replaced with the following paragraph:

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and certain factual assessments (including about the value of the shares of TopCo relevant for this determination), Athena and TopCo currently believe that the Section 7874 ownership percentage of the Athena Stockholders in TopCo should be less than 60%. Accordingly, Athena and TopCo currently believe TopCo is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code (while remaining a tax resident in its current home country). However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the U.S. Tax Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties (including with respect to the value of the shares of TopCo relevant for this determination), and whether the modified ownership test has been satisfied is currently being analyzed in light of the latest relevant facts and circumstances. Furthermore, for purposes of determining the ownership percentage of Athena Stockholders for purposes of Section 7874, among other adjustments required to be taken into account, Athena Stockholders will be deemed to own an amount of TopCo Shares in respect to certain redemptions by Athena prior to the Merger. TopCo has sought the advice of valuation experts in respect of the valuation of the shares of TopCo relevant for this determination. Accordingly, and given the inherently factual nature of the analysis, neither Athena nor TopCo has sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the Merger, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

F. Dividends and Paying Agents

Next.e.GO has never declared or paid any cash dividends and has no plan to declare or pay any dividends on TopCo Ordinary Shares in the foreseeable future. Next.e.GO currently intends to retain any earnings for future operations and expansion.

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant.

Under our articles of association, our board of directors may decide that all or part of the profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to applicable restrictions of Dutch law. Our board of directors is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of our general meeting. Dividends and other distributions shall be made payable no later than a date determined by us. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Since Next.e.GO is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation to make funds available to Next.e.GO. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the subsidiaries of Next.e.GO may pay dividends, make loans or otherwise provide funds to Next.e.GO.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning Next.e.GO referred to in this Report may be inspected at the principal executive offices of Next.e.GO at Lilienthalstraße 1, 52068 Aachen, Germany.

Next.e.GO is subject to certain of the informational filing requirements of the Exchange Act. Since Next.e.GO is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Next.e.GO are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of TopCo Ordinary Shares. In addition, Next.e.GO is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Next.e.GO is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Next.e.GO files with or furnishes electronically to the SEC.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the unaudited consolidated interim financial statements of e.GO for the six months ended June 30, 2023, which form part of this Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II.

Not applicable.

Part III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18 Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The unaudited consolidated interim financial statements of e.GO for the six months ended June 30, 2023, form part of this Report.

The audited consolidated financial statements of e.GO for the fiscal year ended December 31, 2022, are incorporated by reference to pages F-2–F-73 in Amendment No. 8 to the Registration Statement on Form F-4, filed with the SEC on September 19, 2023 (“Amendment No. 8”).

The audited consolidated financial statements of Athena for the fiscal year ended December 31, 2022, are incorporated by reference to pages F-74–F-98 in Amendment No. 8.

The unaudited consolidated interim financial statements of Athena for the six months ended June 30, 2023, are incorporated by reference to pages F-99–F-126 in Amendment No. 8.

The unaudited pro forma condensed combined financial statements of e.GO and Athena as of and for the six months ended June 30, 2023 and for the year ended December 31, 2022, are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS.

Exhibit Number	Description
1.1*	Unofficial English Translation of the Official Dutch Version of the Deed of Conversion and Amendment to the Articles of Association of Next.e.GO B.V. into Next.e.GO N.V.
1.2	Amended and Restated Certificate of Incorporation of Athena Consumer Acquisition Corp (incorporated by reference as Exhibit 3.1 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
1.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Athena Consumer Acquisition Corp., dated December 21, 2022 (incorporated by reference as Exhibit 3.2 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
1.4	Certificate of Second Amendment to the Amended and Restated Certificate of Incorporation of Athena Consumer Acquisition Corp., dated July 19, 2023 (incorporated by reference as Exhibit 3.3 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
1.5	Bylaws of Athena Consumer Acquisition Corp (incorporated by reference as Exhibit 3.4 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.1†	Business Combination Agreement, dated as of July 28, 2022, by and among Athena Consumer Acquisition Corp., Next.e.GO Mobile SE, Next.e.GO B.V. and Time is Now Merger Sub, Inc. (incorporated by reference as Annex A-1 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.2	First Amendment to Business Combination Agreement, dated as of September 29, 2022, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex A-2 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.3†	Second Amendment to Business Combination Agreement, dated as of June 29, 2023, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex A-3 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.4	Third Amendment to Business Combination Agreement, dated as of July 18, 2023, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex A-4 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.5	Fourth Amendment to Business Combination Agreement, dated as of August 25, 2023, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex A-5 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.6	Fifth Amendment to Business Combination Agreement, dated as of September 8, 2023, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex A-6 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
2.7	Sixth Amendment to Business Combination Agreement, dated as of September 11, 2023, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex A-7 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
4.1	Form of Amendment to Amended and Restated Public Warrant Agreement, by and between Athena Consumer Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference as Annex H to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
4.2	Form of Amendment to Amended and Restated Private Warrant Agreement, by and between Athena Consumer Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference as Annex I to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.1*†	Securities Purchase Agreement, dated as of October 19, 2023, by and among Next.e.GO B.V. and ACM ARRT M LLC.
10.2*	Registration Rights Agreement, dated as of October 19, 2023, between Next.e.GO N.V. (f/k/a Next.e.GO B.V.) and ACM ARRT M LLC.
10.3*	Unsecured subordinated convertible note due October 19, 2028, of Next.e.GO N.V.

Exhibit Number	Description
10.4†	Shareholder Undertaking, dated as of July 28, 2022, by and among Athena, e.GO, and the e.GO Shareholders party thereto (incorporated by reference as Annex C to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.5†	Lender Undertaking, dated as of July 28, 2022, by and among Athena, e.GO, and the Lenders thereto (incorporated by reference as Annex D to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.6	Sponsor Letter Agreement, dated as of July 28, 2022, by and among Athena Consumer Acquisition Corp., Next.e.GO Mobile SE, and Athena Consumer Acquisition Sponsor, LLC (incorporated by reference as Annex E-1 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.7	First Amendment to Sponsor Letter Agreement, dated as of September 29, 2022, by and between Athena Consumer Acquisition Corp. and Next.e.GO Mobile SE (incorporated by reference as Annex E-2 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.8	Shareholder Lock-Up Agreement, dated July 28, 2022, by and among substantially all e.GO Shareholders and Next.e.GO (incorporated by reference as Annex F to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.9	Form of Amended and Restated Registration Rights Agreement, by and among Merger Sub PLC, Athena Consumer Acquisition Sponsor, LLC, existing e.GO Shareholders Limited, and the other parties listed on the signature pages thereto (incorporated by reference as Annex G to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.10	Form of Earnout Agreement by and among Next.e.GO, the Company Shareholders (as defined therein), the Lenders (as defined therein) and Athena (incorporated by reference as Annex J to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.11†	Note Purchase and Guaranty Agreement, dated as of June 30, 2023, by and between Next.e.GO Mobile SE, Next.e.GO B.V., E.GO – The Urban Movement GmbH, Next.e.GO Sales & Services GmbH and Time Is Now Merger Sub, Inc. as guarantors, Echo IP Series 1 LLC as collateral agent, UMB Bank, N.A. as note administrative agent and certain note purchasers thereto represented by Western Asset Management Company as investment manager (incorporated by reference as Exhibit 10.8 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.12	Form of Convertible Loan Agreement (incorporated by reference as Exhibit 10.11 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.13	Form of Convertible Loan Agreement (PIPE) (incorporated by reference as Exhibit 10.12 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.14	Form of Director and Officer Indemnification Agreement (incorporated by reference as Exhibit 10.13 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.15	Form of Long-Term Incentive Plan of Next.e.GO B.V. (incorporated by reference as Exhibit 10.14 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.16†	Commercial Lease Agreement by and among Next.e.GO Mobile SE and TRIWO Technopark Aachen Leasing GmbH & Co. KG, Germany, dated January 20, 2021 (incorporated by reference as Exhibit 10.21 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.17†	Joint Venture Contract for the Establishment and Operation of Next.e.GO Bulgaria AD by and among Next.e.GO Mobile SE, Advance Properties OOD and Next.e.GO Bulgaria AD, dated December 23, 2021 (incorporated by reference as Exhibit 10.22 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
10.18†	Strategic Cooperation Agreement by and among Next.e.GO Mobile SE, Hiyacar Limited, Sun Capital International (Europe) Limited, dated May 25, 2022 (incorporated by reference as Exhibit 10.23 to the Registration Statement on Form F-4/A (Reg. No. 333-270504), filed with the SEC on September 19, 2023).
15.1*	Unaudited pro forma condensed combined financial statements.
23.1*	Consent of WithumSmith+Brown, PC, auditor to Athena Consumer Acquisition Corp.
23.2*	Consent of Grant Thornton AG, auditor to Next.e.GO Mobile SE.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Filed herewith.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2023

Next.e.GO N.V.

By:	/s/ Eelco Van Der Leij
	Name:	Eelco Van Der Leij
	Title:	Executive Director

Interim Consolidated Financial Statements

(Unaudited)

as of June 30, 2023

of

Next.e.GO Mobile SE

Notes to the Unaudited Interim Consolidated Financial Statements

Contents of the Notes to the Unaudited Interim Consolidated Financial Statements:

F-i

Interim Consolidated Financial Statements (Unaudited)

Interim Consolidated Statement of Profit and Loss (Unaudited)

		January 1 to June 30	January 1 to June 30
Consolidated Statement of Profit and Loss	Note	2023	2022
		KEUR	KEUR
Revenue from contracts with customers	1	256	1.973
Cost of sales of goods and providing services		-17,339	-20,682
Gross profit		-17,083	-18,710
Product development costs		-1,960	-3,491
Sales and Marketing costs		-4,859	-8,515
Administrative expenses		-4,663	-4,780
Other income	2.1	1,119	23
Other expenses		-238	-66
Operating profit		-27,684	-35,539
Finance costs	2.2	-4,965	-2,402
Profit before income tax		-32,650	-37,941
Income tax expense		8,427	11,906
Net profit for the period		-24,223	-26,034

- Net profit is attributable to:
Owners of Next.e.GO SE		-24,188	-25,934
Non-controlling interests		-35	-100

Basic (undiluted)/diluted earnings per share in EUR	8	-166,95	-179,01

Unaudited Six-Months Financial Report, January – June 2023	F-1

Interim Consolidated Statement of Comprehensive Income (Unaudited)

		January 1 to June 30	January 1 to June 30
Consolidated Statement of Comprehensive Income	Note	2023	2022
		KEUR	KEUR
Net profit for the period		-24,223	-26,034
Total comprehensive income for the period		-24,223	-26,034

- Total comprehensive income is attributable to:
Owners of Next.e.GO SE		-24,188	-25,934
Non-controlling interests		-35	-100

- Total comprehensive income is attributable to owners of Next.e.GO SE arises from:
Continuing operations		-24,188	-25,934

Unaudited Six-Months Financial Report, January – June 2023	F-2

Interim Consolidated Statement of Financial Position – Assets (Unaudited)

Balance Sheet		June 30	December 31
Assets	Note	2023	2022
		KEUR	KEUR
Non-current assets
Intangible assets		177,490	182,932
Property, plant and equipment		25,508	26,548
Right-of-use-assets		16,469	17,846
Leased Goods		1,114	1,237
Receivables from investment grants		139	905
Total non-current assets		220,720	229,469
Current assets
Inventories		9,765	8,947
Trade receivables	3.1	392	583
Other financial assets at amortised cost		211	211
Receivables from investment grants		278	278
Other assets	4.1	51,915	2,255
Cash and cash equivalents	3.2	672	2,521
Total current assets		63,233	14,796
Total assets		283,953	244,264

Unaudited Six-Months Financial Report, January – June 2023	F-3

Interim Consolidated Statement of Financial Position – Liabilities and Equity (Unaudited)

		June 30	December 31
Liabilities and Equity	Note	2023	2022
		KEUR	KEUR
Equity
Issued capital	5	145	145
(Issued and outstanding shares at a nominal value of EUR 1.00 per share)		144,879	144,879
Additional paid-in-capital	5.1	96,106	95,808
Retained earnings		-2,636	21,504
Equity attributable to owners of Next.e.GO		93,615	117,457
Non-controlling interests	5.2	312	240
Total equity		93,926	117,697
Non-current liabilities
Financial liabilities	3.4	87,285	18,641
Lease liabilities		14,640	15,857
Deferred tax liabilities		6,294	14,734
Investment grants		139	905
Provisions		1,381	1,839
Total non-current liabilities		109,739	51,976
Current liabilities
Liabilities due to employees		2,334	1,414
Provisions		1,249	1,348
Financial liabilities	3.4	50,285	50,526
Lease liabilities		2,490	2,580
Trade payables	3.3	19,554	15,845
Investment grants		278	278
Other liabilities		4,097	2,599
Total current liabilities		80,2288	74,591
Total equity and liabilities		283,953	244,264

Unaudited Six-Months Financial Report, January – June 2023	F-4

Interim Consolidated Statement of Changes in Equity (Unaudited)

Statement of changes in equity	Share Capital	Additional paid-in-capital	Retained earnings	Non-controlling interest	Total
	KEUR	KEUR	KEUR	KEUR	KEUR
Balance as of January 1, 2022	145	89,972	78,998	-17	169,098
Capital increase	0	0	0	501	501
Issue convertible loan	0	5,685	0	0	5,685
Non-controlling interest from the acquisition and sale of subsidiaries	0	0	0	0	0
Net profit	0	0	-25,934	-100	-26,034
Balance as of June 30, 2022	145	95,657	53,064	384	149,250

Balance as of January 1, 2023	145	95,808	21,504	239	117,697
Capital increase	0	0	0	0	0
Issue convertible loan	0	452	0	0	452
Net profit	0	0	-24,188	-35	-24,223
Reclassification	0	-154	48	107	0
Balance as of June 30, 2023	145	96,106	-2,636	312	93,926

Unaudited Six-Months Financial Report, January – June 2023	F-5

Interim Consolidated Statement of Cash Flows (Unaudited)

		January 1 to June 30	January 1 to June 30
Statement of Cash Flows	Note	2023	2022
		KEUR	KEUR
Net profit for the period		-24,223	-26,034
Depreciation (+) / write-ups (-) on tangible and intangible assets		12,072	12,152
Finance costs	2	4,965	2,402
Profits and losses from investments		121	15
Income tax expense (+) / income (-)		-8,441	-11,920
Increase (-) / decrease (+) working capital assets		255	-2,219
Increase (+) / decrease (-) working capital liabilities		6,725	1,522
Increase (+) / decrease (-) provisions		-558	-262
Other non-cash income and expense items		137	501
Cash flows from operating activities		-8,946	-23,844
Investment in tangible assets		-3,503	-12,843
Proceeds from the disposal of tangible assets		51	20
Investment in intangible assets		-758	-12,894
Cash flows from investing activities		-4,210	-25,718
Payments into equity	5.1	452	5,685
Repayments (-) / proceeds from the issue (+) of financial liabilities		14,842	35,671
Payments (-) to redeem financial liabilities		-3,451	0
Interest paid		-536	-442
Cash flow from financing activities		11,307	40,913
Net change in cash and cash equivalents		-1,850	-8,648
Cash and cash equivalents at beginning of the period		2,521	11,958
Cash and cash equivalents at end of the period		672	3,309

Unaudited Six-Months Financial Report, January – June 2023	F-6

Notes to the Unaudited Interim Consolidated Financial Statements

Notes (unaudited)

Information on the Group and Accounting Policy

Next.e.GO Mobile SE (in the following also referred to as “Next e.GO” or “Company”) has its registered office at Lilienthalstrasse 1 in 52068 Aachen, Germany, and is entered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Aachen, Germany under HRB 24014.

The unaudited interim consolidated financial statements of the Next.e.GO Group have been prepared voluntarily in accordance with International Financial Reporting Standards

These interim consolidated financial statements were prepared using the accounting policies, accounting estimates and judgements applied in the consolidated financial statements of the period ended 31 December 2022. For further information, please see the notes to the Group’s audited 2022 consolidated financial statements which provide the basis for these interim financial statements. There were no changes in the accounting policies between January 01, 2023 and June 30, 2023.

For computational reasons, rounding differences of ± one unit (EUR thousand, %, etc.) may occur in the financial statement components.

The reviewed interim consolidated financial statements were authorized for issue by the directors on October 18, 2023. The directors have the power to amend and reissue these financial statements.

Disclosure of material uncertainties

Going Concern

The following statements are made as of the date of the preparation of the unaudited consolidated financial statements for the reporting period from January 01, 2023 to June 30, 2023. Consequently, the significant estimates and judgements consider all significant events subsequent to June 30, 2023.

The Group is currently in the development, and ramp-up phase and expects to commence production of its next generation vehicle, the e.wave X by end of 2023 following the closing of the Senior Secured Notes on June 30, 2023, with a cash inflow of net proceeds of USD 46.77 million (EUR 43.04 million) on July 03, 2023. The consolidated subsidiaries in Germany, the Netherlands, the U.S. and the Republic of North Macedonia, as well as the majority owned subsidiary in Bulgaria, are dependent on financing from the parent company, Next.e.GO Mobile SE. Consequently, the assessment of going concern of the Group is directly linked to the assessment of the ability of the company, Next.e.GO, to continue as a going concern. The growth-oriented business plan for the Company provides for investments in the development of the product in particular, but also the set-up of further foreign production sites with local contribution either in the form of state aid or private partnership.

Between January 01 and June 30, 2023, the Company has raised EUR 14.99 million by way of (i) convertible loans (EUR c. 1.75 million), (ii) non-convertible shareholder loans (EUR 11.24 million) and (iii) by issuing a 9% p.a. bearer bond with a volume of EUR 2 million and maturity of May 06, 2025. As additional funding, on May 05, 2023, the Company has also signed a term-sheet regarding a share subscription facility with a volume of up to USD 150 million over the next 3 years with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, and which is expected to be closed (subject to customary closing conditions) before the closing of the below mentioned public market transaction. This facility shall enable the Company at its sole discretion to draw down additional funds (up to USD 150 million) via issuing new shares directly after the closing of the public market transaction.

In addition to the above, on June 30, 2023, the Company successfully issued Senior Secured Notes with an initial principal gross amount of USD 75 million (c. EUR 69 million) (the “Senior Secured Notes”). After deducting the original issue discount and having paid the cost of issuance, insurance costs, deposit to interest reserve account, and the outstanding principal amount of the Bridge Financing, e.GO received unrestricted net cash proceeds in the amount of USD 46.77 million (EUR 43.04 million) after the end of the reporting period.

Unaudited Six-Months Financial Report, January – June 2023	F-7

Notes to the Unaudited Interim Consolidated Financial Statements

The Company expects negative EBITDA from operating activities until at least August 2024. In order to meet its liquidity requirements, the Company has – next to successfully closing the Senior Secured Notes – commenced a public market transaction in form of a de-SPAC business combination with Athena Consumer Acquisition Corp. (with the ticker ACAQ listed on NYSE American), with which the Company has executed and announced a definitive business combination agreement (BCA) on July 28, 2022. The transaction once closed is expected to result in the inflow of up to USD 10.60 million, assuming no further redemptions. On March 13, 2023, the Company filed publicly a Form F-4 registration statement with the U.S. Securities and Exchange Commission (“SEC”) through its wholly-owned subsidiary, Next.e.GO B.V., with the latest amendment to the F-4 having been filed on September 19, 2023. The Company intends to close this business combination by or before end of Q4/2023, with respective cash-inflows expected in October 2023. Furthermore, the Company has entered into a Standby Equity Purchase Agreement (SEPA) term-sheet with Yorkville Advisors Global, LP, positioning the Company, subject to closing of the transaction and signing the final documentation, to raise additional equity of up to USD 150 million within 36 months from the date of closing of the transaction, of which up to USD 5 million are intended to be made available subsequent to closing of the transaction. Additionally, the Company entered into a term-sheet with Atalaya Capital Management LP on August 02, 2023, relating to the financing of preferred equity, providing the Company as of the closing of the business combination with up to USD 25 million for funding the transaction costs amongst other things associated with the business combination. Next to that, the Company is evaluating other convertible products of up to USD 50 million.

For the period from announcing the business combination in July 2022 until the expected closing of the public market transaction, the Company has been funding itself by way of a venture debt bridge financing (EUR 3.52 million which has been repaid with the proceeds of the Senior Secured Notes on June 30, 2023), shareholder loans from its majority shareholder (EUR 29.37 million), other loans (EUR 3.85 million) and by issuing the Senior Secured Notes (with net proceeds of EUR 43.04 million). In order to further support the Company, the majority shareholder and industrial investments B.V. has also prolonged the respective repayments of its granted non-convertible, subordinated shareholder loans with a total volume of €29.37 million until December 31, 2024. In accordance with the Senior Secured Notes, such maturity date shall in principle even be deemed to be extended to the date that is 91 days after the maturity date of such notes.

Management assumes that, with due consideration of the inbound capital, including the Senior Secured Notes as well as the potential proceeds of the public market transaction, the SEPA, the preferred equity, the other convertible products currently being negotiated as well as on the basis of the current planning, the Company’s going concern for the period up to and including November 2024 will likely be provided. The current planning is based on the assumption that, Next.e.GO will be able to continue the business for at least twelve months.

This projection also accounts for adjusting the production ramp-up in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized volume of the aforementioned funding events. Adjustments can take place by either reducing or shifting current operational costs and investments, which are driven by the current path, on a short-term basis, increasing operational efficiency, and increasing sales volumes within 12 months and thereafter. Part of these sales volume projections are based on reservations (currently c. 11,000 – non-binding and can be withdrawn any time) and sales prospects that are tuned to the above-mentioned production ramp up over the course of next 12 months.

However, the Company’s planning in the above-mentioned forecast period is subject to corresponding material uncertainties, because the successful realization may depend on a number of factors, that are to a large extent beyond management’s direct influence. In the event of a negative deviation from the planning assumptions the Company will not be able to settle its liabilities in the ordinary course of business or realize all assets as planned. That is especially the case if the planned future cash inflows from the contemplated funding events, as referenced herein, will not be collected in part or in total, or significantly later than expected, and if the intended business combination providing significant funding would not become effective or closes later than intended, and if the revenue and sales volume expectations are not met or will be realized much later than expected, and if cost reductions and efficiency gains cannot be realized as planned. Failure to successfully close the business combination as referenced herein could have a material adverse effect on the Company and its ability to continue as a going concern.

Therefore, there is a material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern. In this respect, the Company’s and consequently the Group’s existence may be at substantial risk.

Unaudited Six-Months Financial Report, January – June 2023	F-8

Notes to the Unaudited Interim Consolidated Financial Statements

1 Revenue Recognition

		January 1 to June 30	January 1 to June 30
	Note	2023	2022
		KEUR	KEUR
Revenue from contracts with customers
Sale of goods		132	1,903
Revenue from leased vehicles		105	58
Services and other revenue		19	12
		256	1,973

The Group derives revenue from the transfer of goods, lease of goods and sales of other services in relation to the product platform “e.GO Life”. Almost all sales were generated in Germany. The above table provides a breakdown of the Group’s revenue from contracts with customers and financing partners for the periods indicated.

There has been no change in the sources of revenues as reported in the Group’s audited 2022 consolidated financial statements.

The Group’s revenue amounted to EUR 0.3 million in the period ended June 30, 2023. It was mainly generated by sales of goods (after sales) as well as leasing vehicles to customers via its financing partner, Santander, during the reporting period.

The Group’s revenue amounted to EUR 1.9 million in the year ended June 30, 2022 and was mainly generated from the sale of the “e.GO Life” BEV, and the leasing of vehicles to customers via its financing partner, Santander. Revenue from the provision of services derives mainly from shared services to a majority owned subsidiary and services to customer (e.g., vehicle repairs, delivery or handover services and maintenance).

2 Non-operating income and expenses

This Notes disclosure includes a breakdown of items included in “other income and expenses” and a presentation of expenses by type.

2.1 Other income

	January 1 to June 30	January 1 to June 30
	2023	2022
	KEUR	KEUR
Other Income from investment grants	766	0
Income from exchange rate changes	298	1
Other	55	22
	1,119	23

The Group’s other income amounted to EUR 1.1 million in the period ended June 30, 2023 mainly as a result of a government grant received.

The Group’s other income amounted to EUR 0.02 million in the year ended June 30, 2022 as a result of the income from exchange rate changes.

2.2 Finance costs

	January 1 to June 30	January 1 to June 30
	2023	2022
	KEUR	KEUR
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	409	432
Interest expenses for borrowings	4,543	1,970
Unwinding of discount	13	0
Finance costs expensed	4,965	2,402

The Group’s finance costs amounted to EUR 4.9 million in the period ended June 30, 2023 mainly due to interest expenses related to borrowings (shareholder loans, other loans) and financial leasing.

The Group’s finance costs amounted to EUR 2.4 million in the year ended June 30, 2022 mainly due to interest expenses related to financial leasing and shareholder loans

Unaudited Six-Months Financial Report, January – June 2023	F-9

Notes to the Unaudited Interim Consolidated Financial Statements

3 Financing assets and financial liabilities

This note provides information about the Group’s financial instruments, including:

●	an overview of all financial instruments held by the Group;

●	specific information about each type of financial instrument;

●	accounting policies, and

●	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group holds the following financial instruments:

		June 30	December 31
Financial assets	Note	2023	2022
		KEUR	KEUR
Trade receivables	3.1	392	583
Other financial assets at amortised cost		211	211
Cash and cash equivalents	3.2	672	2,521
		1,275	3,315

		June 30	December 31
Financial liabilities	Note	2023	2022
		KEUR	KEUR
Financial liabilities (current & non-current)	3.4	137,570	69,167
Lease liabilities		17,130	18,437
Trade payables	3.1	19,554	15,845
		174,254	103,448

3.1. Trade receivables

		June 30	December 31
	Note	2023	2022
		KEUR	KEUR
Trade receivables from contracts with customers		392	583
		392	583

The trade receivables consist of sales of spare parts and support services to service partners as well as receivables due from the lease partner.

Unaudited Six-Months Financial Report, January – June 2023	F-10

Notes to the Unaudited Interim Consolidated Financial Statements

3.1.1. Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Details about the Group’s impairment policies and the calculation of the loss allowance are provided in note 6.2.

Allowances for doubtful accounts are initially not made on the basis of experience and materiality.

3.1.2. Fair values of trade receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

3.1.3. Impairment and risk exposure

Information about the impairment of trade receivables and the Group’s exposure to credit risk and foreign currency risk can be found in note 6.1 and 6.2.

3.2. Cash and cash equivalents

		June 30	December 31
	Note	2023	2022
		KEUR	KEUR
Cash at banks		669	2,518
Cash in hand		3	3
		672	2,521

Bank balances are held in EURO and US Dollar at Deutsche Bank Aachen, Germany, Sparkasse Aachen, Germany, in Bulgarian leva at UniCredit Sofia, Bulgaria as well as in EURO at Komercijalna Banka, Skopje, North Macedonia.

3.2.1. Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

Unaudited Six-Months Financial Report, January – June 2023	F-11

Notes to the Unaudited Interim Consolidated Financial Statements

3.2.2. Restricted cash

The cash and cash equivalents disclosed above and included in the cash flow statement contain an amount of KEUR 400 (2022: KEUR 400) that is available as collateral for guarantees received. These liquid funds are therefore restricted in their disposition.

3.3. Trade payables

	June 30	December 31
	2023	2022
	KEUR	KEUR
Trade payables from third parties	19,554	15,845
	19,554	15,845

Trade payables are unsecured and are paid in line with the available funding.

The carrying amounts of trade and other payables are considered to be the same as their fair values (incl. transaction costs), due to their short-term nature.

3.4. Financial Liabilities

		June 30		December 31
	Note	2023		2022
		Current	Non-Current	Current	Non-Current
		KEUR	KEUR	KEUR	KEUR
Unsecured financial liabilities
Convertible Loans	3.4.1	42,556	0	39,264	0
Shareholder Loans	3.4.2	0	31,060	0	18,641
Other Loans	3.4.4	3,562	2,032	3,525	0
Total unsecured financial liabilities		46,118	33,092	42,789	18,641

Secured financial liabilities
Other Loans (Bridge Loan incl. consideration for fixed fee)	3.4.4	4,167	0	7,736	0
Senior Secured Note	3.4.3	0	54,193	0	0
Total secured financial liabilities		4,167	54,193	7,736	0

Total financial liabilities		50,285	87,285	50,526	18,641

Unaudited Six-Months Financial Report, January – June 2023	F-12

Notes to the Unaudited Interim Consolidated Financial Statements

3.4.1. Convertible notes

Next.e.GO Mobile SE issued convertible loans for a nominal net amount of EUR 1.75 million between January 01 and June 30, 2023.

		June 30	December 31
	Note	2023	2022
		KEUR	KEUR
Convertible notes		40,935	39,185
Liability component – Loan	6.3	35,940	34,642
Equity component – Option		4,995	4,543
(relating to a convertible loan granted and rolled over in the reporting period January 01 to December 31, 2022)		1,183	1,183

thereof from shareholders
Convertible note		37,760	37,760
Liability component – Loan		33,644	33,644
Equity component – Option		4,116	4,116

January 01, 2023 / January 01, 2022 date of initial recognition		39,264	3,682
Additions (liability component – loan)		1,298	34,642
Disposals		-1,169	-3,584
Interest expense		3,163	4,524
June 30, 2023 / December 31, 2022		42,556	39,264

The initial fair value of the liability portion of each convertible loan was determined using a market interest rate of 17.6% (effective interest rate) derived from a third-party loan agreement. The liabilities are subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the loans. Each remainder of the proceeds is allocated to the conversion option and recognized in shareholders’ equity, net of income tax, and not subsequently remeasured.

The interest rate and the maturity of the convertible loans are as follows:

	Nominal Amount	Interest rate (p.a)	Initial Maturity* months	Liability component June 30, 2023
Convertible Loans per June 30, 2023	KEUR			KEUR
Convertible Loan	1,000	5.00%	60	601
2 Convertible Loans	1,750	2.50%	21 – 33	1,298
15 Convertible Loans	38,185	10.00%	13 – 24	34,041
	40,935			35,940

*	See comment to note 7 above.

	Nominal Amount	Interest rate (p.a)	Initial Maturity months	Liability component December 31, 2022
Convertible Loans per December 31, 2022	KEUR			KEUR
Convertible Loan	1,000	5.00%	60	601
15 Convertible Loans	38,185	10.00%	13 – 24	34,041
	39,185			34,642

All convertible loans grant the option to receive shares in the Company instead of repayment of the nominal loan amount. The conversion options are linked to either de-SPAC, IPO, financing or liquidation events, triggering the conversion of the loans into new shares of Next.e.GO. In the event that these transaction-linked conversion events do not materialize (e.g., no IPO), a further conversion option is available which is then based on a previously defined enterprise value.

Unaudited Six-Months Financial Report, January – June 2023	F-13

Notes to the Unaudited Interim Consolidated Financial Statements

3.4.2. Shareholder Loans

	June 30	December 31
	2023	2022
	KEUR	KEUR
Shareholder loans 2023 (details below)
January 01, 2023 / January 01, 2022 Date of initial recognition	18,641	1,497
Additions	11,241	18,125
Disposals / Adjustments	0	-1,400
Interest expense	1,178	420
June 30, 2023 / December 31, 2022	31,060	18,641

The Company entered into the following unsecured, subordinated, non-convertible loan agreements with its majority shareholder nd industrial investments B.V. since January 01, 2023 and which have been fully disbursed:

Shareholder Loans (January 01 – June 30, 2023)	Nominal Amount (KEUR)	Interest Rate (p.a.)	Repayment Date	Repayment
nd industrial investments B.V.	2,920	10.0%	31.12.2024	End of term
nd industrial investments B.V.	2,600	10.0%	31.12.2024	End of term
nd industrial investments B.V.	2,218	10.0%	31.12.2024	End of term
nd industrial investments B.V.	725	10.0%	31.12.2024	End of term
nd industrial investments B.V.	778	10.0%	31.12.2024	End of term
nd industrial investments B.V.	2,000	10.0%	31.12.2024	End of term
Total	11,241

3.4.3. Senior Secured Note

	June 30	December 31
	2023	2022
	KEUR	KEUR
January 01, 2023 / January 01, 2022 Date of initial recognition	0	0
Increase	69,022	0
OID (original issue discount)*	-518	0
Transactions costs **	-14,311	0
June 30, 2023 / December 31, 2022	54,193	0

*	Transaction costs include all additional fees and costs incurred that are directly attributable to the acquisition, issue or disposal of the Senior Secured Note.

On June 30, 2023, the Company issued senior secured notes with an initial principal gross amount of USD 75 million (EUR 69.02 million) (the “Senior Secured Notes”) under a note purchase and guaranty agreement in relation to the Senior Secured Notes dated June 30, 2023 between the Company as issuer, Next.e.GO B.V (“TopCo), E.GO — The Urban Movement GmbH, Next.e.GO Sales & Services GmbH and Time is Now MergerSub Inc. as guarantors, Echo IP Series 1 LLC as collateral agent, UMB Bank, N.A. as note administrative agent and certain funds as note purchasers thereto managed by Western Asset (“Western Asset”) as investment manager (the “Note Purchase Agreement”). After deducting the original issue discount and having paid the cost of issuance, insurance costs, deposit to interest reserve account, and the outstanding principal amount of the Bridge Financing, the Company received unrestricted net cash proceeds in the amount of USD 46.77 million (EUR 43.04 million) after the end of the reporting period. The Note Purchase Agreement contemplates a potential additional issue in the gross amount of up to USD 25 million (EUR 23.01 million).

The Company has granted certain security interests to secure the claims under the Senior Secured Notes, including the assignment of IP rights, account pledges, security transfer of assets in designated security areas, and security assignments of its current and future rights and receivables under or in connection with its accounts receivables, insurance policies and intercompany receivables. The Company has also pledged its shares in certain of its subsidiaries and these subsidiaries have issued guaranties for the benefit of the note purchasers. Following the consummation of the Business Combination, TopCo will pledge its shares in the Company for the benefit of the note purchasers.

Unaudited Six-Months Financial Report, January – June 2023	F-14

Notes to the Unaudited Interim Consolidated Financial Statements

As a prerequisite for the financing under the Senior Secured Notes, Western Asset requested that a collateral protection insurance policy for the benefit of the Note Purchasers be taken out. The policy provides for coverage up to 90% of the outstanding principal balance after giving effect to a retention. The insurance premium amounts to a fixed rate of 6.25% per annum of which an amount covering substantially 24 months has been prepaid.

The Senior Secured Notes bear interest from the date of issue at the fixed rate of 9.75% per annum. Interest on the Senior Secured Notes is payable on the 15th day of each September, December, March and June, beginning on September 15, 2023 and on the maturity date, provided that, with respect to the first four interest payments due following the issue, interest has been prepaid. The Senior Secured Notes are scheduled to mature on June 30, 2027. Prior to maturity, the Senior Secured Notes are subject to early repayment upon acceleration after the occurrence of an event of default under the Note Purchase Agreement or termination of the Note Purchase Agreement. Subject to the payment of a certain premium, the Senior Secured Notes may also be redeemed early in the event of a voluntary prepayment possible starting twelve months following the issue or mandatory prepayment. Mandatory prepayment applies in the event the insurance policy taken out in relation to the Senior Secured Notes is terminated, cancelled or modified in writing for any reason or if the Company shall dispute in writing the validity of such insurance policy or its liability for coverage thereunder.

Senior Secured Notes	Nominal Amount	Interest Rate	Repayment
(January 01 – June 30, 2023)	(KEUR)	(p.a.)	Date	Repayment
Echo IP Series 1 LLC.	69,022	9.75% p.a.	30.06.2027	End of term
(KUSD 75,000)
Total	69,022

The Senior Secured Note is initially recognized at fair value, net of transaction costs incurred. The Senior Secured Notes is subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

3.4.4. Other Loans

	June 30	December 31
	2023	2022
	KEUR	KEUR
Other Loans
January 01, 2023 / January 01, 2022 Date of initial recognition	11,268	0
Increase	2,000	6,986
Interest	119	63
Fixed fee	0	4,219
Disposals	-3,626	0
June 30, 2023 / December 31, 2022	9,761	11,268

On April 24, 2023, the Company entered into a EUR 2 million short term loan agreement with MIMO Capital AG. The loan was disbursed on April 25, 2023, at an interest rate of 9% p.a. Subject to a minor amount, the short-term loan was novated into a cleared bearer bond issued on April 27, 2023. Such bond equally bears interest in the amount of 9% p.a. The bond matures on May 6, 2025. The bondholder’s claims under the bond are secured by a pledge over 396 e.GO Shares.

On June 29, 2023, the Company entered into a settlement agreement with the parties to the Bridge Financing. The Bridge Financing initially provided for a fixed payment of USD 4.5 million to Brucke Funding, LLC. According to the settlement agreement, the fixed payment was restructured into a USD 1.5 million cash payment and a share component. The USD 1.5 million cash payment was made on July 5, 2023. Pursuant to the share component, the Company agreed to cause Next.e.GO B.V. (“TopCo”) to issue and transfer at closing of the Business Combination 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing. The lender may not sell, transfer or otherwise dispose of any of the TopCo shares to the extent that sales of these shares by the lender result in net proceeds exceeding USD 3.0 million. Once the net proceeds from the sales of these shares exceed USD 3.0 million the lender is obligated to re-transfer remaining shares back to TopCo and to pay to TopCo the excess amounts above USD 3.0 million earned through disposition of the relevant shares. The parties to the settlement agreement agreed that by execution of the settlement agreement, the Bridge Financing shall be terminated and shall generally have no further force or effect. On June 30, 2023, the Company repaid the outstanding nominal amount of USD 3.75 million (EUR 3.45 million) to Brucke Agent, LLC.

3.4.5. Fair Value

The fair values of the financial liabilities are not materially different from their carrying amounts, since the convertibles notes issued in 2020 – 2023 and the shareholder loans were initially recognized at fair value as well as the interest payable on those borrowings is close to current market rates.

They are classified as level 3 fair values in the fair value hierarchy due to the use of unobservable inputs, including the company’s own credit risk. Management has applied for its fair value calculations an interest rate of 17.60% for valuing the liability components of the convertible loans (see 3.4.1 3.1.1). As there are no comparable market prices available for these types of convertible loan instruments, especially in connection with the conversion options specifically designed to the Company’s funding strategy (i.e. public market transaction), the applied interest rate was derived based upon third party loan offerings to the Company.

Unaudited Six-Months Financial Report, January – June 2023	F-15

Notes to the Unaudited Interim Consolidated Financial Statements

3.4.6. Risk exposures

Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in note 6.

4 Non-financial assets and liabilities

There were no significant changes in the following positions between January 01, 2023 and June 30, 2023:

-	intangible assets,

-	property plan, and equipment,

-	leases,

-	inventories

-	liabilities tur to employees

-	provisions

-	other liabilities

-	investment grants

These interim consolidated financial statements were prepared using the accounting policies applied and disclosed in the consolidated financial statements of the period ended 31 December 2022. For further information, please see the notes to the Group’s audited 2022 consolidated financial statements which provide the basis for the interim consolidated financial statements.

As per June 2023, no triggering event has been visible for conducting an impairment test. The annual impairment test will be performed in Q4 2023.

4.1. Other current assets

	June 30	December 31
	2023	2022
	KEUR	KEUR
Senior Secured Note	49,776	0
Value added tax refund claims	1,419	1,429
Accrued expenses	200	217
Contract assets	0	22
Other assets	520	587
	51,915	2,255

The Senior Secured Notes are recognized on the reporting date under “other current assets”. The unrestricted net cash proceeds of the Senior Secured Notes were received directly after the end of the reporting period (June 30, 2023), therefore the Senior Secured Notes under other current assets were dissolved accordingly in July 2023. Please also refer to 3.4.3 for additional information regarding the Senior Secured Note.

5 Equity

		June 30	December 31
	Note	2023	2022
		KEUR	KEUR
Subscribed capital		145	145
Additional paid-in-capital	5.1	96,106	95,808
Retained earnings		-2,636	21,504
		93,615	117,457

The subscribed capital of KEUR 145 (2022: KEUR 145) consisted as of June 30, 2023, of 144,879 (2022: 144,879) issued and outstanding shares, each with a nominal value of EUR 1.00 per share. The annual general meeting (AGM) of the Company held on December 22, 2022, resolved upon the authorization of the administrative board to increase the share capital of Next.e.GO Mobile SE until November 15th, 2025 by issuing new no-par value shares against cash contributions or against contributions in kind once or several times, limited by a maximum amount of EUR 70,000.00 in total. As of the reporting date, no such new shares were issued.

However, by way of a contribution and assignment agreement between the Company and certain Convertible Loan lenders dated June 26, 2023, and by the registration of a capital increase against contribution in kind in the commercial register of Aachen on July 4, 2023, the claims under these certain Convertible Loans were converted into 17,026 common shares of the Company, increasing the subscribed capital to 161,905 shares after the end of the reporting period. The remaining nominal amount of the Convertible Loans was transferred to the free capital reserves of the Company after the end of the reporting period as well.

Unaudited Six-Months Financial Report, January – June 2023	F-16

Notes to the Unaudited Interim Consolidated Financial Statements

5.1. Development of equity

	January 1 to June 30	January 1 to December 31
	2023	2022
	KEUR	KEUR
Subscribed capital
January 01, 2023 / January 01, 2022	145	145

June 30, 2023 / December 31, 2022	145	145

Additional paid-in-capital
January 01, 2023 / January 01, 2022	95,808	89,972
Payment into additional paid-in-capital	0	98
Convertible loan equity component (*includes KEUR 1,183 relating to a convertible loan granted and rolled-over during the reporting period)	452	5,738	*
Reclassification	-154	0
June 30, 2023 / December 31, 2022	96,106	95,808

Retained Earnings
January 01, 2023 / January 01, 2022	21,504	78,998
Net profit of the period	-24,188	-57,494
Reclassification	48	0
June 30, 2023 / December 31, 2022	-2,636	21,504

5.2. Non-controlling interests

The inclusion of e.GO Digital GmbH and Next.e.GO Bulgaria AD results in non-controlling interests of KEUR -312 as of June 30, 2023 (2022: KEUR -240).

6 Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Credit risk	Cash and cash equivalents, trade receivables, and debt investments	Aging analysis Credit rankings	Use bank with a high credit rating, credit limits

Liquidity risk	Borrowings and other liabilities	Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities, measures to raise equity capital

The Group’s risk management is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of managing directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. Due to the scheduled initial losses of the Company, the financial risks of the Group are monitored based on financial planning and controlling instruments that cover all areas of the financial position and financial performance situation. Not least due to the current size of the Group, the board of managing directors is directly involved in the initiation and contracting as well as monitoring of all material business transactions, especially those involving risks to the Group’s financial situation. In the execution of such business transactions, the principles of separation of execution and control responsibility are considered by implementing functional and supervisory responsibility and management oversight during these business transactions. With this approach, the board of managing directors anticipates the establishment of written policies planned for a later stage, the benefits of which generally become apparent as the size of the Group´s organization increases.

Unaudited Six-Months Financial Report, January – June 2023	F-17

Notes to the Unaudited Interim Consolidated Financial Statements

6.1. Market Risk

6.1.1. Foreign exchange risk

Foreign exchange (or currency) risk is the risk that the fair value or future cash flows of a financial instrument will vary because of changes in foreign exchange rates. The Group’s exposure to foreign exchange risk predominately relates to the amount of cash received from funding activities in a currency other than the functional currency of the respective Group entities. Management manages foreign exchange risk by closely monitoring account balances in foreign currencies and exchange rates to assess the exposure to foreign exchange risk on an ongoing basis and reacting accordingly if necessary.

Other than that, the Group was not significantly exposed to foreign currency risks as it only operates in Germany and nearly the vast majority of all other transactions, e.g. supplier related, were denominated in EURO. As the exchange rate between the EURO and the Bulgarian leva is fixed at 1,95583 EUR/BGN, an exchange rate risk on level of the Bulgarian subsidiary is very limited.

6.1.2. Interest rate risk

The Group has not entered into any loan agreements with variable rates which would expose it to a cash-flow interest risk.

6.2. Credit risk management

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables. The maximum default risk is from January 01 to June 30, 2023 KEUR 1,064 (2022: KEUR: 3,104).

Credit risk is managed on a Group basis. The credit balances with credit institutions reported as at the balance sheet date are held with Deutsche Bank Aachen, Germany, Sparkasse Aachen, Germany UniCredit Sofia, Bulgaria and Komercijalna Banka, Skopje, North Macedonia.

Vehicles are only sold against advance payment. Therefore, the Group is not exposed to any significant bad debt risk related to outstanding customer receivables. If customers are independently rated, these ratings are used.

6.3. Liquidity risk

Prudent liquidity risk management implies in general maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Due to the start-up situation, the Group does not have yet access to credit facilities from banks other than shareholder credit facilities and non-bank third-party financing. The required liquidity has been primarily provided by convertible and non-convertible loans by the shareholders as well as third-party financing (c.f. Bridge Loan). The finance department monitors the liquidity situation, in consideration of necessary investments in the development of the Group and the financing of the business activities, by maintaining the availability of liquidity, taking into account the planned or expected liquidity needs and the financial resources committed or provided by the shareholders.

Management monitors rolling forecasts of the Group’s cash and cash equivalents (note 3.2) on the basis of expected cash flows. This is generally carried out at local level in the operating companies of the Group, in accordance with the planning process or on a case-by-case basis within the limits set by the Group. In the present start-up situation of the Group, these limits are dependent on the development of the operational business, the funding needs of the Group and last but not least also the liquidity of the market in which the Company operates. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and as far as applicable external regulatory requirements and maintaining debt financing plans.

Unaudited Six-Months Financial Report, January – June 2023	F-18

Notes to the Unaudited Interim Consolidated Financial Statements

6.4. Financing arrangements

During the reporting period January 01, 2023 until June 30, 2023, the Company has raised, a total of EUR 84.016 million by way of issuances of the Senior Secured Notes, convertible loans, shareholder loans and the bearer bond.

On April 24, 2023, the Company entered into a EUR 2 million short term loan agreement with MIMO Capital AG. The loan was disbursed on April 25, 2023, at an interest rate of 9% p.a. Subject to a minor amount, the short-term loan was novated into a cleared bearer bond issued on April 27, 2023. Such bond equally bears interest in the amount of 9% p.a. The bond matures on May 6, 2025. The bondholder’s claims under the bond are secured by a pledge over 396 e.GO Shares.

On June 29, 2023, the Company entered into a settlement agreement with the parties to the Bridge Financing. The Bridge Financing initially provided for a fixed payment of USD 4.5 million to Brucke Funding, LLC. According to the settlement agreement, the fixed payment was restructured into a USD 1.5 million cash payment and a share component. The USD 1.5 million cash payment was made on July 5, 2023. Pursuant to the share component, the Company agreed to cause Next.e.GO B.V. (“TopCo”) to issue and transfer at closing of the Business Combination 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing. The lender may not sell, transfer or otherwise dispose of any of the TopCo shares to the extent that sales of these shares by the lender result in net proceeds exceeding USD 3.0 million. Once the net proceeds from the sales of these shares exceed USD 3.0 million the lender is obligated to re-transfer remaining shares back to TopCo and to pay to TopCo the excess amounts above USD 3.0 million earned through disposition of the relevant shares. The parties to the settlement agreement agreed that by execution of the settlement agreement, the Bridge Financing shall be terminated and shall generally have no further force or effect. On June 30, 2023, the Company repaid the outstanding nominal amount of USD 3.5 million (EUR 3.22 million) to Brucke Agent, LLC.

On June 30, 2023, the Company issued senior secured notes with an initial principal gross amount of USD 75 million (EUR 69.02 million) (the “Senior Secured Notes”) under a note purchase and guaranty agreement in relation to the Senior Secured Notes dated June 30, 2023 between the Company as issuer, Next.e.GO B.V (“TopCo), E.GO — The Urban Movement GmbH, Next.e.GO Sales & Services GmbH and Time is Now MergerSub Inc. as guarantors, Echo IP Series 1 LLC as collateral agent, UMB Bank, N.A. as note administrative agent and certain funds as note purchasers thereto managed by Western Asset (“Western Asset”) as investment manager (the “Note Purchase Agreement”). After deducting the original issue discount and having paid the cost of issuance, insurance costs, deposit to interest reserve account, and the outstanding principal amount of the Bridge Financing, the Company received net proceeds in the amount of USD 46.77 million (EUR 43.04 million). The Note Purchase Agreement contemplates a potential additional issue in the gross amount of up to USD 25 million (EUR 23.01 million).

The Company has granted certain security interests to secure the claims under the Senior Secured Notes, including the assignment of IP rights, account pledges, security transfer of assets in designated security areas, and security assignments of its current and future rights and receivables under or in connection with its accounts receivables, insurance policies and intercompany receivables. The Company has also pledged its shares in certain of its subsidiaries and these subsidiaries have issued guaranties for the benefit of the note purchasers. Following the consummation of the Business Combination, TopCo will pledge its shares in the Company for the benefit of the note purchasers.

As a prerequisite for the financing under the Senior Secured Notes, Western Asset requested that a collateral protection insurance policy for the benefit of the Note Purchasers be taken out. The policy provides for coverage up to 90% of the outstanding principal balance after giving effect to a retention. The insurance premium amounts to a fixed rate of 6.25% per annum of which an amount covering substantially 24 months has been prepaid.

Unaudited Six-Months Financial Report, January – June 2023	F-19

Notes to the Unaudited Interim Consolidated Financial Statements

The Senior Secured Notes bear interest from the date of issue at the fixed rate of 9.75% per annum. Interest on the Senior Secured Notes is payable on the 15th day of each September, December, March and June, beginning on September 15, 2023 and on the maturity date, provided that, with respect to the first four interest payments due following the issue, interest has been prepaid. The Senior Secured Notes are scheduled to mature on June 30, 2027. Prior to maturity, the Senior Secured Notes are subject to early repayment upon acceleration after the occurrence of an event of default under the Note Purchase Agreement or termination of the Note Purchase Agreement. Subject to the payment of a certain premium, the Senior Secured Notes may also be redeemed early in the event of a voluntary prepayment possible starting twelve months following the issue or mandatory prepayment. Mandatory prepayment applies in the event the insurance policy taken out in relation to the Senior Secured Notes is terminated, cancelled or modified in writing for any reason or if the Company shall dispute in writing the validity of such insurance policy or its liability for coverage thereunder.

The convertible loans concluded during the reporting period January 01, 2023 until June 30, 2023 and disclosed in section 3.4.1 grant the option to receive shares in Next.e.GO instead of repayment of the nominal loan amount. Conversion options are linked to either de-SPAC, IPO, financing or liquidation events, triggering the conversion of the loans into new shares of Next.e.GO. In the event that these transaction-linked conversion events do not materialize (e.g., no IPO), a further conversion option is available which is then based on a previously defined enterprise value.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

7. Events occurring after the reporting period

Five Convertible Loans with a nominal amount of EUR 65,000 plus EUR 7,749.32 accrued interest were repaid in cash on August 08, 2023. Outstanding claims under all other Convertible Loans were converted into common shares of the Company by a contribution and assignment agreement between the Company and the relevant lenders dated June 26, 2023 and by the registration of the capital increase against contribution in kind in the commercial register of Aachen on July 4, 2023. The claims under these Convertible Loan Agreements were converted into 17,026 common shares of the Company, increasing the total amount of shares to 161,905 at a nominal value of EUR 1.00 each.

On June 29, 2023, the Company entered into a settlement agreement with the parties to the Bridge Financing. The Bridge Financing initially provided for a fixed payment of USD 4.5 million to Brucke Funding LLC. According to the settlement agreement, the fixed payment was restructured into a USD 1.5 million cash payment and a share component. The USD 1.5 million cash payment was made on July 5, 2023. Pursuant to the share component, the Company agreed to cause Next.e.GO B.V. (“TopCo”) to issue and transfer at closing of the Business Combination 3,000,000 TopCo Shares to the administrative agent on behalf of the lender under the Bridge Financing. The lender may not sell, transfer or otherwise dispose of any of the TopCo shares to the extent that sales of these shares by the lender result in net proceeds exceeding USD 3.0 million. Once the net proceeds from the sales of these shares exceed USD 3.0 million the lender is obligated to re-transfer remaining shares back to TopCo and to pay to TopCo the excess amounts above USD 3.0 million earned through disposition of the relevant shares. The parties to the settlement agreement agreed that by execution of the settlement agreement, the Bridge Financing shall be terminated and shall generally have no further force or effect.

On July 17, 2023 the Company agreed with the landlord of the Aachen production facilities, TRIWO Technopark Aachen Development GmbH & Co.KG, to replace certain provided securities servicing as a lease security for the lease agreement of the production facilities in Aachen with a EUR 1.9 million bank guarantee Deutsche Bank, which has been 100% cash-collateralized as of July 18,2023.

Unaudited Six-Months Financial Report, January – June 2023	F-20

Notes to the Unaudited Interim Consolidated Financial Statements

8 Earnings / Net Loss per Share

The following table sets forth the computation of basic (undiluted) and diluted net loss per share:

	January 1 to June 30	January 1 to June 30
Per share information:	2023	2022
Net loss/profit for the period in KEUR	-24,188	-25.934
of which: from continuing operations	-24,188	-25.934

Weighted average ordinary shares issued and outstanding used to compute net loss per share, basic (undiluted) and diluted	144.879	144.879

Basic (undiluted) and diluted net loss per share (EUR/share)	-166.95	-179,01
of which: from continuing operations	-166.95	-179,01

There are no dilutive equity units. As disclosed in Note 4.4.1 (Convertible Notes) above, the company issued convertible notes. As such, these are treated as contingently issuable shares and will be excluded from potential dilutive impact until the triggering conditions are satisfied. These shares have no dilutive impact for the presented periods of net loss due to the anti-dilutive effect.

The following potentially dilutive shares hence have been excluded from the calculation of diluted net loss per share for each period:

Share from conversion of Convertible Notes	17,026	17,026
Total potentially dilutive Shares	17,026	17,026

9 Relates party disclosures

9.1. Parent entities

The Group is controlled by the following entities:

			Ownership interest
			June 30	December 31
Name	Type	Place of incorporation	2023	2022
nd industrial investments B.V.	Immediate parent entity	Eindhoven, The Netherlands	51.4%	51.4%
ND X B.V.	Immediate parent entity	Eindhoven, The Netherlands	9.0%	9.0%
ND Group B.V.	Ultimate parent entity and controlling party	Amsterdam, The Netherlands	60.4%	60.4%

Unaudited Six-Months Financial Report, January – June 2023	F-21

Notes to the Unaudited Interim Consolidated Financial Statements

9.2. Other related parties

Subsidiaries

Intragroup related party transactions are eliminated and therefore not disclosed.

Affiliated Companies

As of the balance sheet date the majority of shares in Next.e.GO Mobile SE are held by ND Group B.V., Eindhoven, Netherlands as the ultimate parent company. Therefore, subsidiaries of ND Group B.V. are considered to be affiliated companies of Next.e.GO Mobile SE and hence fall within the group of related parties.

9.3. Key management personnel compensation

	June 30	December 31
	2023	2022
	KEUR	KEUR
Short-term employee benefits (accrual for compensation)	1,683	1,175

9.4. Transactions with other related parties

The following transactions occurred with related parties:

	June 30	June 30
	2023	2022
	KEUR	KEUR
Receipt of services from parent entities	0	2
Sold goods and services to affiliated companies (Ecolog Deutschland GmbH)	0	118
Receipt of services from affiliated companies (Ecolog International FZE)	0	22

9.5. Loans from related parties

Information on the development and terms and conditions of loans from shareholders is disclosed in note 3.4. Amongst those, are six non-convertible loans (totaling EUR 11.241 million, c.f. note 3.4) from the Company’s majority shareholder nd industrial investments B.V., which were provided between January 01 and June 30, 2023.

Unaudited Six-Months Financial Report, January – June 2023	F-22

Notes to the Unaudited Interim Consolidated Financial Statements

Aachen, October 18, 2023

Next.e.GO Mobile SE

Eelco J. van der Leij	Dr. Stefan Rudolf	Ariane M. Martini
(CFO)	(CTO)	(CHRO)
Managing Director	Managing Director	Managing Director

Unaudited Six-Months Financial Report, January – June 2023	F-23